

The future belongs to those who believe in the beauty of their dreams.

– Eleanor Roosevelt

Greer Bancshares Incorporated

ANNUAL REPORT 2002

To Our Shareholders

While we are optimistic that the most significant loan problems are behind us, the economic outlook for 2003 is still a cause for concern. The financial markets are deeply troubled by the prospect of war in the Middle East, higher energy costs, and the potential geo-political instability that could result if war becomes necessary in Iraq. Until these issues are resolved, we expect the economy will continue to languish, extending the problems of unemployment, low consumer confidence, and weak capital expenditures by business. 2003 will indeed be another challenging and interesting year for our nation, our economy, and the banking industry.

Despite the uncertainties mentioned above, we are optimistic about the future of our nation, our economy, and the Greer community. Greer State Bank will continue to focus on its mission of making a meaningful difference in the quality of life for its stakeholders. We will continue to care deeply about our customers' dreams and aspirations for a better financial future. And we will continue our commitment to the human qualities and values that make Greer a special place to live, work, and nurture a family.

Finally, thank you for your continuing interest and support. Your confidence and trust over the past 14 years have been a source of inspiration to us, and we pledge our best efforts to enhance further the value of your investment and to serve the Greer community with care and distinction.



With our best regards,

Gary M. Griffin
Chairman of the Board

R. Dennis Hennett
President and CEO

Board of Directors



Seated left to right:
C. Don Wall, Theron C. Smith, III, Gary M. Griffin, Paul D. Lister and Anthony Cannon

Standing left to right:
Mark S. Ashmore, Walter M. Burch, David M. Rogers, R. Dennis Hennett and Harold K. James

Gary M. Griffin, Chairman
Mutual Home Stores
Vice President

Mark S. Ashmore
Ashmore Bros., Inc./Century Concrete
President

Walter M. Burch
The Greer Citizen
Co-Publisher/General Manager

Anthony Cannon
Greer Commission of Public Works
Energy Manager

R. Dennis Hennett
Greer Bancshares Incorporated
President/Chief Executive Officer

Harold K. James
James Agency, Inc.
Real Estate and Insurance
Vice President/Broker In Charge

Paul D. Lister
Paul D. Lister, CPA, LLC

David M. Rogers
Joshua's Way, Inc.
President

Theron C. Smith, III
Eye Associates of Carolina, PA
President

C. Don Wall
Professional Pharmacy of Greer, Inc.
President

Greer Bancshares Incorporated

Executive Officers

R. Dennis Hennett
President and Chief Executive Officer

J. Richard Medlock, Jr.
Secretary/Treasurer

Officers and Staff

Bank Officers

R. Dennis Hennett
President & Chief Executive Officer

E. Pierce Williams, Jr.
Executive Vice President/
Credit Administration & Commercial Lending

Sandra I. Burdette
Senior Vice President & Chief Operations Officer

William S. Harrill, Jr.
Senior Vice President/Mortgage Lending

J. William Hughes
Senior Vice President/Consumer Lending

J. Richard Medlock, Jr.
Senior Vice President & Chief Financial Officer

Sandra K. Boozer
Vice President/Manager, Information Systems

Joe Copeland
Vice President/Commercial Lending &
Business Development

Denise W. Plumblee
Vice President/Marketing & Internet Banking Officer

Thomas L. Williams
Vice President/Branch Manager of North Main Office

Sandra D. Mason
Vice President/Operations Officer

Judy A. Edwards
Assistant Vice President/Manager, Loan Administration

Robert M. Lee
Assistant Vice President/EDP & Operations Officer

Chris M. Talley
Assistant Vice President/Finance & Accounting,
Security Officer

Dennis Trout
Banking Officer/Branch Manager of
Buncombe Road Office

Terri N. Grady
Banking Officer/Operations

Elizabeth C. Sayce
Banking Officer/Loan Administration

Sue H. Gaines
Mortgage Lending Officer

Ann S. Miller
Operations Officer/Manager, EDP & Item Processing

Rick Danner
Human Resources & Marketing Officer

Bank Staff

Jolynne G. Beck
Marsha K. Bennett
Christy H. Blackwell
Miranda F. Breazeale
Pam Bright
Tammy S. Budove
Becky E. Burrell
Melissa Carroll
Angie W. Coleman
Debra P. Day
Rachel Dillard
Tammy Durham
Tracy B. Forrester
Cindy L. Fowler
Janice R. Fowler
Lynda M. Green
Leigh Gregory
Sherri Groce
Louise S. Gullette
Doris Hendricks
Joy T. Jordan
Josie Lamphere
Janet Lister
Brandi R. Lowe
Cindy K. Morrell
Marion J. Muhlenbeck
Joy Myers
Cindi Patterson
Lisa Perrin
Ann B. Rainey
Annette Reynolds
Melanie Robbins
Patsy L. Robinson
Tonda B. Rogers
Denise S. Ross
Mindi C. Smith
Teresa E. Smith
Kristi G. Twiddy
Rebecca Underwood
Pat Vaughn
Patricia M. Voss
Belinda S. Waters
Pat Wellmon
Marie J. Wilson

Greer Financial Services Corporation

Roger Sims
President and Investments
Representative

Melissa S. Williams
Administrative Assistant

Donna Harvey
Clerical Assistant

To the Board of Directors
Greer Bancshares Incorporated and Subsidiary
Greer, South Carolina

We have audited the accompanying consolidated balance sheets of Greer Bancshares Incorporated and Subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greer Bancshares Incorporated and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Crisp Hughes Evans LLP

Asheville, North Carolina
January 31, 2003

Selected Financial Data

The following table sets forth certain selected financial data concerning Greer Bancshares Incorporated. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

December 31,	2002	2001	2000	1999	1998
(Dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS					
Interest and fee income	$ 11,091	$ 12,497	$ 12,219	$ 9,972	$ 9,067
Interest expenses	4,132	6,049	6,451	4,637	4,118
Net interest income	6,959	6,448	5,768	5,335	4,949
Provision for loan losses	788	355	200	120	126
Net interest income after provision for loan losses	6,171	6,093	5,568	5,215	4,823
Noninterest income	2,805	1,704	1,184	988	752
Noninterest expense	6,453	5,671	4,999	4,581	4,154
Net income	$ 2,523	$ 2,126	$ 1,753	$ 1,622	$ 1,421
PER SHARE DATA					
Earnings:					
Basic	$ 1.57	$ 1.37	$ 1.15	$ 1.09	$ 0.94
Diluted	1.56	1.35	1.13	1.08	0.93
Cash dividends declared	0.50	-	0.35	0.30	0.35
Book Value	11.29	9.71	8.35	7.77	7.77
Average shares outstanding:					
Basic	1,602,884	1,551,358	1,524,417	1,484,873	1,497,922
Diluted	1,619,911	1,570,341	1,544,546	1,503,029	1,509,332
SELECTED ACTUAL YEAR END BALANCES					
Total assets	$ 192,531	$ 180,052	$ 166,197	$ 152,167	$ 126,225
Loans	107,661	114,360	116,466	96,859	77,066
Allowance for loan losses	1,081	1,244	948	784	692
Available For Sale Securities	52,163	49,754	36,242	43,498	37,865
Held To Maturity Securities	14,607	-	-	-	-
Deposits	137,563	131,171	127,014	113,916	97,849
Borrowings	34,837	31,615	24,190	25,801	14,887
Shareholders' Equity	18,613	15,926	13,540	11,502	11,227
SELECTED AVERAGE BALANCES					
Assets	$ 183,999	$ 174,513	$ 159,713	$ 138,991	$ 119,847
Deposits	133,359	127,650	122,542	108,939	98,131
Shareholders' Equity	16,243	14,589	11,878	11,119	10,392
FINANCIAL RATIOS					
Return on average assets	1.37%	1.22%	1.10%	1.17%	1.18%
Return on average equity	15.63%	14.83%	14.06%	14.59%	13.67%
Average equity to average assets	8.83%	8.36%	7.44%	8.00%	8.67%
Dividend payout ratio	31.85%	0.00%	30.43%	27.52%	37.23%

DESCRIPTION OF THE COMPANY'S BUSINESS

Greer State Bank was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated (a one-bank holding company) is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns, and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The Company currently engages in no other business other than owning and managing the Bank.

There were no significant changes to the Company's business in 2002.

Results of Operations

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of Greer Bancshares Incorporated and its subsidiary, Greer State Bank. The commentary should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information in this report.

The terrorist attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and subsequent events relating to the attacks have contributed to a general economic slowdown that may adversely affect our banking business. Economic slowdowns or recessions in our primary market area may be accompanied by reduced loan demand, decreasing interest margins and declining real estate values, which could lead to a decrease in net earnings and an increased possibility of loan losses in the event of default. Any sustained period of decreased economic activity, increased delinquencies, foreclosures or losses could limit our growth and negatively affect our results of operations. We, of course, cannot accurately predict the extent or duration of the economic events or their effect upon our business and operations. We will, however, closely monitor the effect of these events upon our business, and make adjustments to our business strategy as we deem necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2002 compared with year ended December 31, 2001

Net income for the year ended December 31, 2002 was $2,523,541, or $1.56 per diluted share, compared to $2,125,861, or $1.35 per diluted share, for the year ended December 31, 2001. Net interest income increased $510,760, or 7.9%, to $6,959,242 for the year ended December 31, 2002. Non-interest income also increased $1,101,495 to $2,805,405 for the year ended December 31, 2002, primarily as a result of a gain on the sale of undeveloped real estate. If the gain were not considered, the increase in non-interest income would have been $44,367, or 2.6%. Other operating expenses increased $244,309, or 19.3%, and included expenses associated with a significant upgrade of the Company's core data processing system, which was completed in January 2002.

Year ended December 31, 2001 compared with year ended December 31, 2000

Net income for the year ended December 31, 2001 was $2,125,861, or $1.35 per diluted share, compared to $1,752,803, or $1.13 per diluted share, for the year ended December 31, 2000. Net interest income increased $680,292, or 11.8%, to $6,448,482 for the year ended December 31, 2001. Non-interest income also increased $519,452 to $1,703,910 for the year ended December 31, 2001, primarily as a result of income generated from service charges and fees related to deposit accounts and earnings related to bank-owned life insurance policies. Other operating expense increased in 2001 as well. The other operating expenses increase of $184,407 included expenses associated with upgraded technology, as well as with the outsourcing of the Bank's internal audit function.

Net Interest Income

Net interest income, the difference between interest earned and interest paid, is the largest component of our earnings and changes in it have the greatest impact on net income. Variations in the volume and mix of assets and liabilities and their relative sensitivity to interest rate movements determine changes in net interest income. Interest rate spread and net interest margin are two significant elements in analyzing our net interest income. Interest rate spread is the difference between the yield on average earning assets and the rate on average interest bearing liabilities. Net interest margin is calculated as net interest income divided by average earning assets.

Net interest income increased from $6,448,482 for the year ended December 31, 2001 to $6,959,242 for the year ended December 31, 2002. The increase in net interest income of $510,760, or 7.9%, is partially due to an increase in average interest earning assets of approximately $11.6 million offset by a decrease in yield on earning assets of 116 basis points from 7.89% for the year ended December 31, 2001 to 6.73% for the year ended December 31, 2002. The increase in net interest income is also a result of the decrease in our cost of interest bearing liabilities of 146 basis points from 4.30% for the year ended December 31, 2001 to 2.84% for the year ended December 31, 2002. This decrease in cost of funds more than offset the increase in average interest bearing liabilities of approximately $4.9 million. Net interest spread and net interest margin were 3.89% and 4.31%, respectively, for the year ended December 31, 2002 as compared to 3.59% and 4.08%, respectively, for the year ended December 31, 2001. The increase in net interest margin is related primarily to the 146 basis point reduction in the average cost of funds resulting from the decreasing interest rate environment throughout 2001 and 2002. The rate decreases were offset somewhat by the 116 basis point decrease in the yield on assets during the year as new loans were funded at market rates and variable rate loans repriced to market rates.

Net interest income increased from $5,768,190 for the year ended December 31, 2000 to $6,448,482 for the year ended December 31, 2001. The increase in net interest income of $680,292, or 11.8%, is due to an increase in average interest earning assets of approximately $13.2 million offset by a decrease in yield on earning assets of 50 basis points from 8.39% for the year ended December 31, 2000 to 7.89% for the year ended December 31, 2001. The increase in net interest income is also a result of the decrease in our cost of interest bearing liabilities of 68 basis points from 4.98% for the year ended December 31, 2000 to 4.30% for the year ended December 31, 2001. This decrease in cost of funds more than offset the increase in average interest bearing liabilities of approximately $11.1 million. Net interest spread and net interest margin were 3.59% and 4.08%, respectively, for the year ended December 31, 2001 as compared to 3.41% and 4.05%, respectively, for the year ended December 31, 2000. The increase in net interest margin is related primarily to the 68 basis point reduction in average cost of funds resulting from the decreasing interest rate environment throughout 2001. The rate decreases were offset somewhat by the 50 basis point decrease in the yield on earning assets during the same period.

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the net interest spread and the net interest margin on earning assets. The table also indicates the average monthly balance and the interest income or expense by specific categories.

Average Balances, Income, Expenses, and Rates

Year Ended December 31,	2002			2001			2000		
(Dollars in Thousands)	Average Balance	Income/ Expense	Yield/ Rate (2)	Average Balance	Income/ Expense	Yield/ Rate (2)	Average Balance	Income/ Expense	Yield/ Rate (2)
Assets:									
Interest Earning Assets:									
Taxable Investments	$ 36,411	$ 1,777	4.88%	$ 29,284	$ 1,729	5.90%	$ 29,878	$ 1,999	6.69%
Non-Taxable Investments	21,041	985	7.24%	12,461	600	7.44%	11,327	559	7.61%
Int. Bearing Deposits in other banks	1,685	25	1.48%	514	22	4.28%	253	16	6.32%
Federal Funds Sold	4,036	62	1.54%	2,195	88	4.01%	79	5	6.33%
Loans (1)	107,265	8,243	7.54%	114,378	10,058	8.53%	104,064	9,640	9.08%
Total Interest Earning Assets	170,438	11,092	6.73%	158,832	12,497	7.89%	145,601	12,219	8.39%
Other noninterest-earning assets	13,561			15,681			14,112		
Total Assets	$ 183,999			$ 174,513			$ 159,713		
Liabilities and Shareholders' Equity									
Interest Bearing Liabilities:									
NOW Accounts	$ 26,964	$ 230	0.85%	$ 25,447	$ 460	1.81%	$ 24,608	$ 649	2.64%
Money Market and Savings	27,741	476	1.72%	23,547	761	3.23%	17,893	615	3.44%
Time Deposits	57,734	1,788	3.10%	61,082	3,194	5.23%	62,664	3,681	5.87%
Federal Funds Purchased	80	1	1.25%	44	2	4.55%	611	44	7.20%
FHLB Borrowings	33,009	1,638	4.96%	30,511	1,632	5.35%	23,801	1,462	6.14%
Total Interest Bearing Liabilities	145,528	4,133	2.84%	140,631	6,049	4.30%	129,577	6,451	4.98%

continued on next page

NonInterest-Bearing Liabilities:						
Demand Deposits	20,920		17,574		17,321	
Other Liabilities	1,308		1,719		937	
Total NonInterest-Bearing Liabilities	22,228		19,293		18,258	
Total Liabilities	167,756		159,924		147,835	
Stockholders' Equity	16,243		14,589		11,878	
Total Liabilities and Shareholders' Equity	$ 183,999		$ 174,513		$ 159,713	
Net Interest Spread		3.89%		3.59%		3.41%
Net Interest Income	$ 6,959		$ 6,448		$ 5,768	
Net Interest Margin		4.31%		4.08%		4.05%

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

(2) All Yields/Rates are computed on a Tax Equivalent Basis.

The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income during the periods indicated.

Analysis of Changes in Net Interest Income

Year Ended December 31,	2002 Compared with 2001			2001 Compared with 2000		
	Variance Due to			Variance Due to		
(Dollars in Thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Taxable Investments	$ 421	$ (373)	$ 48	$ (40)	$ (230)	$ (270)
Non-Taxable Investments	413	(28)	385	56	(15)	41
Int-Bearing Deposits in other banks	50	(47)	3	17	(11)	6
Federal Funds Sold	74	(100)	(26)	134	(51)	83
Loans	(625)	(1,190)	(1,815)	955	(537)	418
Total	332	(1,737)	(1,405)	1,122	(844)	278
Interest Expense:						
NOW Accounts	27	(257)	(230)	22	(211)	(189)
Money Market and Savings	136	(421)	(285)	194	(48)	146
Time Deposits	(175)	(1,231)	(1,406)	(93)	(394)	(487)
Federal Funds Purchased	2	(3)	(1)	(41)	(1)	(42)
FHLB Borrowings	134	(128)	6	412	(242)	170
Total	123	(2,039)	(1,916)	495	(897)	(402)
Net Interest Income	$ 209	$ 302	$ 511	$ 627	$ 53	$ 680

(1) The rate/volume variances (change in volume times change in rate) have been allocated to the change attributable to rate.

The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the use of an interest rate risk management model that measures the effects movements in interest rates will have on net interest income and the present value of equity. Included in the interest rate risk management reports generated by the model is a report that measures our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2002. The table may not be indicative of the Company's rate sensitivity position at other points in time.

Interest Rate Sensitivity Analysis

December 31, 2002	Three Months or Less	After Three Months Through Twelve Months	After One Year Through Five Years	After Five Years	Totals
Interest earning assets:					
Federal Funds Sold	$ 3,351	$ -	$ -	$ -	$ 3,351
Interest bearing due from banks	2,686	-	-	-	2,686
Investment securities	4,628	9,397	21,024	30,434	65,483
Loans	41,123	19,702	38,054	8,390	107,269
Total interest earning assets	51,788	29,099	59,078	38,824	178,789
Cumulative interest earning assets	51,788	80,887	139,965	178,789	178,789
Interest bearing liabilities:					
Certificates of deposit	17,699	19,838	13,545	-	51,082
IRA's	1,776	3,220	4,619	-	9,615
Money Market Accounts	-	7,303	7,303	-	14,606
Transaction Accounts	-	751	24,266	6,254	31,271
Savings Accounts	5,063	154	4,993	1,287	11,497
FHLB Advances	6,677	2,827	3,333	22,000	34,837
Total interest bearing liabilities	31,215	34,093	58,059	29,541	152,908
Cumulative interest bearing liabilities	31,215	65,308	123,367	152,908	152,908
Gap Analysis:					
Interest sensitivity gap	$20,573	$(4,994)	$ 1,019	$ 9,283	$ 25,881
Cumulative interest sensitivity gap	$20,573	$ 15,579	$ 16,598	$ 25,881	$ 25,881
Cumulative gap ratio of interest earning assets to interest bearing liabilities	166%	124%	113%	117%	117%

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediate availability of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the repricing period indicated appropriate by historical data. Due to contractual arrangements, the Company has the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period; however, historically rates on these types of deposits have not been immediately adjusted. When adjustments have been made to rates on savings and transaction accounts in the past, the adjustments have been only a fraction of the movement in overnight rates. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date. Securities sold under agreements to repurchase mature on a daily basis and are reflected in the earliest pricing period. Advances from Federal Home Loan Bank are reflected at their contractual maturity date.

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. We are asset-sensitive over the one to twelve month time frame. However, our gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. The analysis also does not consider any options relating to assets and liabilities (such as floors and ceilings, etc.). Since gap analysis is not a precise indicator of interest sensitivity, management uses the Risk Analytics Interest Rate Risk Management Model. The model calculates the effects of interest rate movements on net interest income, and considers all characteristics of the Company's assets and liabilities, based on assumptions made by management.

Provision for Loan Losses

The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Bank's Board of Directors reviews and approves the appropriate level for the Bank's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and a review of historical statistical data for both the Bank and other financial institutions.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on our income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions. During 2002, we provided $787,500 for loan losses, leaving the balance at $1,080,635 on December 31, 2002 after deducting current year net charge-offs. The reserve for loan losses was approximately 1.00% and 1.09% of total loans on December 31, 2002 and 2001, respectively.

The Bank's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, charge-offs, and general conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of our monitoring and analysis system are also reviewed periodically by the banking regulators and our independent auditors.

Based on present information and ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

Other Income

Non-interest income for the year ended December 31, 2002 was $2,805,405 compared to $1,703,910 for the year ended December 31, 2001, primarily due to a gain of $ 1,057,128 realized on the sale of undeveloped real estate owned by the Bank. The excess of a tract of land that was purchased in 1996 in order to obtain a corner lot on which to build a branch office was sold in 2002 for a gain of $1,057,128. Another significant portion of non-interest income was from service charges and fees relating to deposit accounts that totaled $1,088,839 in 2002 compared to $912,115 in 2001. The increase of $176,724 is a result of the continued success of an overdraft privilege product, which was introduced in August 2000. The most significant portion of other operating income is income from credit cards, which totaled $243,491 in 2002 and $241,425 in 2001. Also included in that line item is fees from brokerage services offered through Raymond James Financial Services, which totaled $190,350 in 2002 and $177,456 in 2001, an increase of $12,894, or 7.3%, despite volatile market conditions during 2002.

Non-interest income for the year ended December 31, 2001 was $1,703,910 compared to $1,184,458 for the year ended December 31, 2000. The most significant portion of non-interest income was earnings on life insurance policies which totaled $241,695 compared to $111,462 in 2000. The primary reason for the increase of $130,233 was the receipt of a death benefit of $81,780, which related to the death of a director. Service charges and fees relating to deposit accounts totaled $912,115 in 2001 and $591,801 in 2000, which was an increase of $320,314, or 54.1%. The significant increase was primarily due to the overdraft privilege product, which was in place for the entire year in 2001, and only five months in 2000.

Other Expenses

Non-interest expenses were $5,566,006 for the year ended December 31, 2002 compared to $4,830,181 for the year ended December 31, 2001. This was comprised primarily of salaries and employee benefits totaling $2,856,452 for the year ended December 31, 2002 compared to $2,560,920 for the year ended December 31, 2001. The increase in salaries was due to annual salary adjustments and the addition of staff needed as the Company grows. Included in non-interest expenses is depreciation expense on equipment which totaled $482,899 in 2002 and $364,839 in 2001, which was an increase of $118,060, or 32.4%. Internet banking expense increased to $68,978 in 2002 from $22,286 in 2001, as the result of growth and the additional features implemented in 2002. All other operating expenses increased also as a result of the continued growth of the Company.

Non-interest expenses were $4,830,181 for the year ended December 31, 2001 compared to $4,321,230 for the year ended December 31, 2000. This was comprised primarily of salaries and employee benefits totaling $2,560,920 for the year ended December 31, 2001 compared to $2,324,105 for the year ended December 31, 2000. The increase in salaries was due to annual salary increases, as well as, the addition of staff necessary to accommodate growth. All other operating expenses increased also as a result of the continued growth of the Company.

Income Taxes

For the years ended December 31, 2002 and 2001, the Company recorded income tax expense in the amounts of $887,600 and $841,350, respectively. This resulted in an effective tax rate of 26.0% and 28.4% for the years ended December 31, 2002 and 2001, respectively. The decrease in the effective income tax rate is due to non-taxable interest income on investment securities relating to the addition of $12,134,217 in tax-free securities in 2002. At December 31, 2002 the Bank owned $27,260,281 in tax-free municipal securities. For the year ended December 31, 2000, the Company recorded income tax expense in the amount of $678,615. This resulted in an effective tax rate of 27.9%.

Capital Resources

Total capital of the Company was increased by 2002 net income of $2,523,541 and unrealized gains of $757,390, net of tax, on securities available for sale. In addition, the Company issued a 2.5% stock dividend and paid a cash dividend of $.50 per share on May 30, 2002. Total cash paid out for the cash dividend was $783,440, and cash paid in lieu of fractional shares was $8,992. Total capital of the Company was increased by 2001 net income of $2,125,861 and unrealized gains of $179,891, net of tax, on securities available for sale. The Company issued a 5% stock dividend and paid cash in lieu of fractional shares totaling $8,909 on July 31, 2001.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging form 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders' equity minus unrealized gains on securities available for sale. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

Risk-Based Capital Ratios

(Dollars in thousands)	The Bank	The Company
December 31, 2002		
Tier 1 capital		
Common shareholders' equity	$ 18,405	$ 18,613
Less: unrealized gains on securities available for sale, net of taxes	(793)	(793)
Total Tier 1 capital	17,612	17,820
Tier 2 capital		
Allowable allowance for loan losses	1,081	1,081
Total qualifying capital	$ 18,693	$ 18,901
Risk-adjusted total assets		
(including off-balance sheet exposures)	$ 125,036	$ 125,036
Total average assets	$ 192,851	$ 192,851
Risk-based capital ratios:		
Tier 1 risk-based capital ratio	14.1%	14.3%
Total risk-based capital ratio	15.0%	15.1%
Tier 1 leverage ratio	9.1%	9.2%

Liquidity

The Company manages its liquidity from both the asset and liability side of the balance sheet through the coordination of the relative maturities of its assets and liabilities. Short-term liquidity needs are generally met from cash, due from banks, federal funds purchased and sold, and deposit levels. The Company also has the ability to borrow additional funds from the Federal Home Loan Bank of up to 30% of the Bank's assets. Management has established policies and procedures governing the length of time to maturity on loans and investments. In the opinion of management, our deposit base and lines of credit can adequately support our short-term liquidity needs.

Impact of Off-Balance Sheet Instruments

The Company has certain off-balance-sheet instruments in the form of contractual commitments to extend credit to customers. These legally binding commitments have set expiration dates and are at predetermined interest rates. The underwriting criteria for these commitments is the same as for loans in our loan portfolio. Collateral is also obtained, if necessary, based on the credit evaluation of each borrower. Although many of the commitments will expire unused, management believes that we have the necessary resources to fund these commitments.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. Also, increases in the price of goods and services will generally result in increased operating expenses.

Investment Portfolio

The following tables summarize the carrying value and estimated market value of investment securities and weighted-average yields of those securities at December 31, 2002 and 2001.

Investment Securities Portfolio Composition

Available for Sale *(Dollars in Thousands)* December 31, 2002	Due One Year or Less	One Year through Five Years	Five Years through Ten Years	After Ten Years	Total	Estimated Market Value	Average Maturity in Years
U.S. Treasury Securities	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	0.00
U.S. Govt Agencies and Mortgage Backed Securities	7,868	10,887	0	0	18,755	19,183	1.16
States of the U.S. and Political Subdivisions	105	2,106	19,657	4,571	26,439	27,261	8.44
Corporate Securities	1,336	2,545	0	0	3,881	3,922	1.33
Other Securities	0	0	1,797	0	1,797	1,797	7.00
Total	$ 9,309	$ 15,538	$ 21,454	$ 4,571	$ 50,872	$ 52,163	
Weighted Average Yields:							
U.S. Treasury Securities	0.00%	0.00%	0.00%	0.00%			
U.S. Govt Agencies and Mortgage Backed Securities	3.73%	5.09%	0.00%	0.00%			
States of the U.S. and Political Subdivisions	6.37%	6.52%	6.55%	6.20%			
Corporate Securities	5.30%	5.02%	0.00%	0.00%			
Other Securities	0.00%	0.00%	5.29%	0.00%			

Held-To-Maturity *(Dollars in Thousands)* December 31, 2002	Due One Year or Less	One Year through Five Years	Five Years through Ten Years	After Ten Years	Total	Estimated Market Value	Average Maturity in Years
Mortgage Backed Securities	$ 0	$ 12,044	$ 2,563	$ 0	$ 14,607	$ 14,686	3.47
Total	$ 0	$ 12,044	$ 2,563	$ 0	$ 14,607	$ 14,686	
Weighted Average Yields:							
Mortgage Backed Securities	0.00%	4.10%	4.56%	0.00%			

Available for Sale *(Dollars in Thousands)* December 31, 2001	Due One Year or Less	One Year through Five Years	Five Years through Ten Years	After Ten Years	Total	Estimated Market Value	Average Maturity in Years
U.S. Treasury Securities	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	0.00
U.S. Govt Agencies and Mortgage Backed Securities	0	5,000	11,471	12,095	28,566	28,484	3.02
States of the U.S. and Political Subdivisions	100	469	1,663	13,154	15,386	15,196	11.97
Corporate Securities	1,427	835	0	0	2,262	2,310	0.81
Other Securities	1,895	0	1,587	0	3,482	3,401	3.19
Total	$ 3,422	$ 6,304	$ 14,721	$ 25,249	$ 49,696	$ 49,755	
Weighted Average Yields:							
U.S. Treasury Securities	0.00%	0.00%	0.00%	0.00%			
U.S. Govt Agencies and Mortgage Backed Securities	0.00%	5.12%	6.23%	4.97%			
States of the U.S. and Political Subdivisions	6.23%	6.59%	6.05%	6.76%			
Corporate Securities	6.26%	5.49%	0.00%	0.00%			
Other Securities	5.75%	0.00%	6.62%	0.00%			

LOAN PORTFOLIO

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves both the process of loan underwriting and loan administration. The Company manages credit risk through a strategy of making loans within our primary marketplace and within our limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Greenville and Spartanburg Counties and the surrounding areas comprising our marketplace. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of our loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. We also seek to limit total exposure to individual and affiliated borrowers. We manage the risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Bank's loan officers and loan administration staff are charged with monitoring our loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in our loan portfolio, several credit risk identification and monitoring processes are utilized. We use an outside consultant, a former OCC bank examiner, to perform loan reviews on a monthly basis.

Lending Activities

The Company extends credit primarily to consumers and small businesses in Greenville and Spartanburg Counties and, to a limited extent, customers in surrounding areas.

The Company's service area is mixed in nature. The corporate office is located in Greer, South Carolina. The Greenville-Spartanburg area is a regional business center whose economy contains elements of manufacturing, higher education, regional health care, and distribution facilities. Outside the incorporated city limits of Greer, the economy includes manufacturing, agriculture, and industry. No particular category or segment of the economy previously described is expected to grow or contract disproportionately in 2003.

Total loans outstanding were $107,661,418 and $114,359,871 at December 31, 2002 and 2001, respectively. There are no significant concentrations of loans in our loan portfolio to any particular individuals or industry or group of related individuals or industries.

The Company's ratio of loans to deposits was 78.3% and 87.2% at December 31, 2002 and 2001, respectively. The loan to deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan to deposit ratio is indicative of higher interest income since loans yield a higher return than alternative investment vehicles. Management has concentrated on maintaining quality in the loan portfolio while continuing to increase the deposit base.

The following table summarizes the composition of the loan portfolio at December 31, 2002 and 2001.

Loan Portfolio Composition

December 31,	2002		2001	
	Amount	Percent	Amount	Percent
(Dollars in Thousands)				
Commercial	$ 23,293	21.64%	$ 24,482	21.41%
Real Estate-Construction	13,596	12.63%	11,361	9.93%
Real Estate Mortgage:				
Residential 1-4	43,527	40.43%	49,196	43.02%
Multi-Family	639	0.59%	413	0.36%
NonFarm/NonResidential	15,555	14.45%	17,149	15.00%
Installment Loans to Individuals	9,535	8.86%	9,956	8.71%
Lease Financing	462	0.43%	469	0.41%
Obligations of State and Political Subdivisions	1,054	0.98%	1,334	1.17%
Total Loans	$107,661	100%	$114,360	100%

The Company's loan portfolio contains a significant percentage of real estate mortgage loans; however, real estate mortgage loans declined by $4,802,000, or 6.1%, to $73,317,000 during the twelve months ended December 31, 2002. At December 31, 2002 real estate mortgage loans represented 68.1% of the total loan portfolio compared to 68.3% at December 31, 2001. The decline is attributable to the increase in refinancings in 2002 due to interest rates being at forty-year lows. In an effort to effectively manage its interest rate risk, over the past several years the Company has not offered in-house long-term fixed rate mortgage loans. The Company does, however, offer fixed rate mortgages through its investor program.

The Company also has a significant amount of commercial and industrial loans. Commercial and industrial loans decreased $1,189,000 or 4.8% to $23,293,000 at December 31, 2002. Commercial and industrial loans comprised 21.6% and 21.4% of the total loan portfolio at December 31, 2002 and 2001, respectively.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The following table summarizes the loan maturity distribution for the selected categories.

December 31, 2002	Commercial		Real Estate-Construction		Total	
(Dollars in Thousand)	Amount	Percent	Amount	Percent	Amount	Percent
Due One Year or Less:	$ 11,596	49.78%	$ 7,722	56.80%	$ 19,318	52.37%
Due One Year through Five Years:						
Fixed Rate	5,014	21.53%	2,352	17.30%	7,366	19.97%
Variable Rate	2,525	10.84%	1,988	14.62%	4,513	12.23%
Due After Five Years:						
Fixed Rate	2,992	12.85%	1,534	11.28%	4,526	12.27%
Variable Rate	1,166	5.01%	-	0.00%	1,166	3.16%
Total	$ 23,293	100%	$ 13,596	100%	$ 36,889	100%

Risk Elements

At December 31, 2002, there were no restructured loans, $291,000 in loans 90 days past due and still accruing interest, and $391,000 in non-accrual status. At December 31, 2001, there were no restructured loans, $612 in loans 90 days past due and still accruing interest, and $346,000 in non-accrual status.

Summary of Loan Loss Experience

(Dollars in Thousands)	2002	2001
Total loans outstanding at end of year	$ 107,661	$ 114,360
Average loans outstanding	$ 107,265	$ 114,378
Balance, beginning of year	$ 1,244	$ 948
Loans charged off	973	81
Recoveries on loans previously charged off	22	22
Net charge-offs	951	59
Provision charged to operations	788	355
Balance, end of year	$ 1,081	$ 1,244
Ratios:		
Allowance for loan losses to average loans	1.01%	1.09%
Allowance for loan losses to period end loans	1.00%	1.09%
Net charge-offs to average loans	0.89%	0.05%

The allowance for loan losses is maintained at a level determined by management to be adequate to provide for probable losses inherent in the loan portfolio including commitments to extend credit. The allowance is maintained through the provision for loan losses which is a charge to operations. The potential for loss in the portfolio reflects the risks and uncertainties inherent in the extension of credit.

The Bank's provision and allowance for loan losses is subjective in nature and relies on judgments and assumptions about future economic conditions and other factors affecting borrowers. Management is not aware of any trends, material risks, or uncertainties affecting the loan portfolio nor is management aware of any information about any significant borrowers which causes serious doubts as to the ability of the borrower to comply with the loan repayment terms. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period.

Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due. At December 31, 2002, management reviewed its loan portfolio and determined that no impairment on loans existed that it believes would have a material effect on the Company's consolidated financial statements.

Average Daily Deposits

Average deposits were $133,359,000 and $127,650,000 during 2002 and 2001, respectively. Each type of deposit increased in 2002, with the exception of time deposit accounts, which declined by a moderate amount. The most significant increases were in savings deposits, which includes money market accounts. Management believes the increase in savings deposits during a year when interest rates are exceptionally low is due to depositors' desire to hold deposits in accounts with quick availability and no risk to the principal balance, with the intent of reinvesting when interest rates increase.

Contractual maturities of all time deposits at December 31, 2002 were as follows: twelve months or less - $42,533,000 and over twelve months through thirty-six months - $18,164,000.

The following table summarizes the Bank's deposits at December 31, 2002 and 2001.

December 31,	2002		2001	
	Average Balance	Percent	Average Balance	Percent
NonInterest-Bearing Deposits				
Demand Deposits	$ 20,920	15.69%	$ 17,574	13.77%
Interest-Bearing Liabilities				
NOW Accounts	26,964	20.22%	25,447	19.93%
Money Market and Savings	27,741	20.80%	23,547	18.45%
Time Deposits	57,734	43.29%	61,082	47.85%
Total Deposits	$ 133,359	100%	$ 127,650	100%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $111,332,000 and $108,581,000 at December 31, 2002 and 2001, respectively.

Time deposits over $100,000 totaled $26,231,000 and $22,593,000 at December 31, 2002 and 2001, respectively. Scheduled maturities were as follows:

December 31,	2002	2001
Maturing in 3 months or less	$ 8,099	$ 10,138
Maturing after 3 months but less than 6 months	3,764	5,532
Maturing after 6 months but less than 12 months	2,712	5,316
Maturing after 12 months	11,656	1,607
Total	$ 26,231	$ 22,593

Advances From The Federal Home Loan Bank

Advances from the Federal Home Loan Bank totaled $34,836,913 at December 31, 2002. $4,000,000 of these notes had variable interest at rates ranging from 2.12% to 5.33%, and $3,000,000 of the notes had variable interest at 5.33%. The remaining $30,836,913 and $28,614,607, at December 31, 2002 and 2001, respectively, bear interest at fixed rates ranging from 2.15% to 6.67%. The Company has pledged its 1 to 4 family residential and commercial real estate mortgages as collateral.

Short-Term Borrowings

At December 31, 2002 and 2001 the Company had no short-term borrowings.

Stock Information and Dividend History

The common stock of Greer Bancshares Incorporated (which replaced Greer State Bank common stock on a one-for-one basis in July, 2001) has been traded in the local over-the-counter market since January 4, 1989, and is quoted in two local papers, *The Greenville News* and *The Spartanburg Herald*, in the Area OTC listings section. The following table sets forth the high and low "bid" prices per share of the common stock for each quarterly period during the past two fiscal years, as reported by the Area Over the Counter Market.

2002			2001		
Quarter	High	Low	Quarter	High	Low
First	$27.00	$27.00	First	$27.00	$27.00
Second	$27.00	$27.00	Second	$27.00	$27.00
Third	$27.00	$27.00	Third	$28.25	$27.00
Fourth	$27.00	$27.00	Fourth	$28.25	$27.00

The Bank paid 5% stock dividends annually from 1992 through 1998, its fourth through tenth years of operations, and paid a cash dividend of 12.5 cents per share in June of 1997, 17.5 cents per share in June of 1998, and 30 cents per share in June 1999. A 2-for-1 stock split was issued effective as of June 1, 1999. Cash dividends, as well as the prices listed above, have been adjusted to reflect the stock split. In June of 2000, the Bank paid a 3% stock dividend and a 35 cents per share cash dividend. In July of 2001, Greer Bancshares Incorporated paid a 5% stock dividend, and in May 2002 paid a 50 cents per share and 2.5% stock dividend.

The payment of dividends in the future is subject to earnings, capital requirements, financial condition, and such other factors as the Board of Directors of Greer Bancshares Incorporated, the Commissioner of Banking for South Carolina and the FDIC may deem relevant.

Accounting and Financial Reporting Issues

Effective January 1, 2002, the Company adopted SFAS 142 which addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Pursuant to SFAS 142 the amortization of goodwill is discontinued and testing for impairment of existing goodwill and other intangibles is required. The adoption of this standard did not have a material impact on the Company's consolidated results of operations and financial position.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standard for the recognition and measurement of an asset retirement obligation and its associated retirement cost. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not anticipate the adoption of SFAS 143 to have a material effect on its consolidated financial condition or results of operations. The Company plans to adopt SFAS 143 effective January 1, 2003.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. This Statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this statement effective January 1, 2002 and it did not have a material impact on our consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt" and an amendment of SFAS No. 4, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 requires that gains and losses from extinguishment of debt should be classified as an extraordinary item only if they meet the criteria of FASB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Applying the provisions of FASB Opinion 30 will

distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

The provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and interim periods within those fiscal years, and early adoption is encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in FASB opinion 30 for classification as an extraordinary item will be reclassified. Management does not anticipate the adoption of SFAS 145 to have a material effect on its financial condition or results of operations.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 requires that the initial measurement of a liability be at fair value. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 with early adoption encouraged. Management does not anticipate the adoption of SFAS 146 to have a material effect on its consolidated financial condition or results of operations.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements no. 72 and 144 and FASB Interpretation No. 9." SFAS 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS 141, "Business combinations," and SFAS 142, "Goodwill and Other Intangible Assets," except for transactions between two or more mutual enterprises. The provisions of SFAS 147 are effective for financial statements issued on or after October 1, 2002 and early adoption is permitted. The adoption of SFAS 147 will not currently affect the Company.

The FASB issued SFAS 148 "Accounting for Stock-Based Compensation Transition and Disclosure". SFAS 148 amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition the statement amends the disclosure requirement of SFAS 123 for both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has not elected to change its method of accounting for stock-based compensation to the fair value based method as of December 31, 2002 and our disclosures are in accordance with the new requirements.

Forward Looking Information

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to: significant increases in competitive pressure in the banking and financial services industries; changes in the interest rate environment which could reduce anticipated or actual margins; changes in political conditions or the legislative or regulatory environment; general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; changes occurring in business conditions and inflation; changes in technology; changes in monetary and tax policies; the level of allowance for loan loss; the rate of delinquencies and amounts of charge-offs; the rates of loan growth; adverse changes in asset quality and resulting credit risk-related losses and expenses; changes in the securities markets; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Regulatory Issues

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, DC, which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. Law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

On November 4, 1999, the U.S. Senate and House of Representatives each passed the Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999. The Act was signed into law by President Clinton in November 1999. Among other things, the Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also creates a new "financial holding company" under the Bank Holding Company Act, which will permit holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and

agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities. The Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that the Bank faces from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on the Bank.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Bank cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Bank.

Consolidated Balance Sheets

Greer Bancshares Incorporated and Subsidiary

For the Years Ended December 31,		2002		2001
ASSETS				
Cash and due from banks	$	7,368,140	$	7,420,621
Federal funds sold		3,351,000		150,000
Investment securities:				
Held to maturity		14,607,260		-
Available for sale		52,163,254		49,754,568
Net loans		106,580,783		113,115,214
Premises and equipment, net		4,246,481		4,617,936
Real estate held for sale		-		685,698
Accrued interest receivable		1,112,833		1,089,859
Other assets		3,101,022		3,217,882
Total Assets	$	192,530,773	$	180,051,778
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits:				
Non-interest bearing	$	18,711,363	$	16,856,854
Interest bearing		118,851,889		114,314,373
		137,563,252		131,171,227
Notes payable to Federal Home Loan Bank		34,836,913		31,614,607
Other liabilities		1,517,340		1,340,358
Total liabilities		173,917,505		164,126,192
Commitments--Note 9				
Stockholders' equity:				
Common stock--par value $5 per share, 10,000,000 shares authorized; 1,606,018 and 1,557,528 shares issued and outstanding at December 31, 2002 and 2001, respectively		8,030,090		7,787,640
Additional paid in capital		6,349,957		5,344,572
Retained earnings		3,440,565		2,758,108
Accumulated other comprehensive income		792,656		35,266
Total Stockholders' Equity		18,613,268		15,925,586
Total Liabilities and Stockholders' Equity	$	192,530,773	$	180,051,778

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Greer Bancshares Incorporated and Subsidiary

For the Years Ended December 31,	2002	2001	2000
INTEREST INCOME:			
Loans, including fees	$ 8,242,588	$ 10,057,870	$ 9,639,812
Investment securities:			
Taxable	1,777,204	1,729,392	1,999,513
Tax-exempt	984,746	600,263	559,025
Federal funds sold	62,177	87,534	4,639
Other	24,762	22,517	16,241
Total interest income	11,091,477	12,497,576	12,219,230
INTEREST EXPENSE:			
Interest on deposit accounts	2,493,740	4,414,622	4,945,374
Interest on other borrowings	1,638,495	1,634,472	1,505,666
Total interest expense	4,132,235	6,049,094	6,451,040
Net interest income	6,959,242	6,448,482	5,768,190
PROVISION FOR LOAN LOSSES	787,500	355,000	200,000
Net interest income after provision for loan losses	6,171,742	6,093,482	5,568,190
NON-INTEREST INCOME:			
Service fees on deposit accounts	420,311	305,596	179,330
Other service charges and fees	668,528	606,519	412,471
Gain (loss) on sale of investment securities	(11,120)	17,874	26,527
Gain on sale of real estate held for sale	1,057,128	7,735	-
Other operating income	670,558	766,186	566,130
Total non-interest income	2,805,405	1,703,910	1,184,458
NON-INTEREST EXPENSES:			
Salaries and employee benefits	$ 2,856,452	$ 2,560,920	$ 2,324,105
Occupancy and equipment	933,865	759,383	693,746
Postage and supplies	244,113	221,379	199,310
FDIC insurance	22,503	23,735	23,712
Other operating expenses	1,509,073	1,264,764	1,080,357
Total non-interest expenses	5,566,006	4,830,181	4,321,230
Income before income taxes	3,411,141	2,967,211	2,431,418
PROVISION FOR INCOME TAXES	887,600	841,350	678,615
Net income	$ 2,523,541	$ 2,125,861	$ 1,752,803
EARNINGS PER SHARE:			
Basic	$ 1.57	$ 1.37	$ 1.15
Diluted	$ 1.56	$ 1.35	$ 1.13

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes In Stockholders' Equity

Greer Bancshares Incorporated and Subsidiary

For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 1999	1,423,111	$ 7,115,555	$ 2,608,923	$ 2,498,828	$ (721,757)	$ 11,501,549
Net income	-	-	-	1,752,803	-	1,752,803
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	-	-	-	-	593,427	593,427
Less reclassification adjustments for gains included in net income	-	-	-	-	(16,295)	(16,295)
Comprehensive income						2,329,935
Stock dividend (3%)	42,596	212,980	894,516	(1,107,496)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8,821)	-	(8,821)
Stock exercised pursuant to stock option plan	12,374	61,870	127,376	-	-	189,246
Tax benefit of stock options exercised	-	-	29,000	-	-	29,000
Cash dividend ($.35 per share)	-	-	-	(500,911)	-	(500,911)
BALANCE AT DECEMBER 31, 2000	1,478,081	7,390,405	3,659,815	2,634,403	(144,625)	13,539,998
Net income	-	-	-	2,125,861	-	2,125,861
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	-	-	-	-	190,884	190,884
Less reclassification adjustments for gains included in net income	-	-	-	-	(10,993)	(10,993)
Comprehensive income						2,305,752
Stock dividend (5%)	73,824	369,120	1,624,127	(1,993,247)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8,909)	-	(8,909)
Stock exercised pursuant to stock option plan	5,623	28,115	60,630	-	-	88,745
BALANCE AT DECEMBER 31, 2001	1,557,528	7,787,640	5,344,572	2,758,108	35,266	15,925,586
Net income	-	-	-	2,523,541	-	2,523,541
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	-	-	-	-	750,495	750,495
Less reclassification adjustments for losses included in net income	-	-	-	-	6,895	6,895
Comprehensive income						3,280,931
Stock dividend (2.5%)	38,839	194,195	854,457	(1,048,652)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8,992)	-	(8,992)
Stock exercised pursuant to stock option plan	9,651	48,255	143,928	-	-	192,183
Tax benefit of stock options exercised	-	-	7,000	-	-	7,000
Cash dividends ($.50 per share)	-	-	-	(783,440)	-	(783,440)
BALANCE AT DECEMBER 31, 2002	1,606,018	$ 8,030,090	$ 6,349,957	$ 3,440,565	$ 792,656	$ 18,613,268

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Greer Bancshares Incorporated and Subsidiary

For the Years Ended December 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 2,523,541	$ 2,125,861	$ 1,752,803
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	580,048	459,405	378,224
(Gain) loss on sale of investment securities	11,120	(17,874)	(26,527)
Gain on sale of real estate held for sale	(1,036,121)	(7,735)	-
Gain on surrender of life insurance policy	-	(81,780)	-
Provision for loan losses	787,500	355,000	200,000
Deferred income tax benefit	82,000	(120,700)	(68,000)
Net change in:			
Accrued interest receivable	(22,974)	52,277	(80,158)
Other assets	(74,726)	(137,953)	(161,273)
Other liabilities	(14,669)	(112,937)	533,484
Net cash provided by operating activities	2,835,719	2,513,564	2,528,553
INVESTING ACTIVITIES:			
Proceeds from sales of investment securities	12,093,002	1,005,000	10,659,445
Proceeds from the maturity of investment securities	17,471,547	8,810,697	2,412,834
Purchase of investment securities	(45,360,088)	(23,018,088)	(4,840,772)
Purchase of bank-owned life insurance	-	-	(1,415,000)
Proceeds from sale of real estate held for sale	1,862,069	300,369	-
Proceeds from life insurance policy surrender	-	326,720	-
Net increase in federal funds sold	(3,201,000)	(20,000)	(130,000)
Net (increase) decrease in loans	5,440,781	1,697,991	(19,639,230)
Purchase of premises and equipment	(208,593)	(630,125)	(549,125)
Net cash used for investing activities	(11,902,282)	(11,527,436)	(13,501,848)
FINANCING ACTIVITIES:			
Net increase in deposits	$ 6,392,025	$ 4,157,602	$ 13,097,998
Repayment of notes payable to Federal Home Loan Bank	(2,277,694)	(10,675,856)	(10,510,647)
Proceeds from notes payable to Federal Home Loan Bank	5,500,000	19,000,000	8,000,000
Proceeds from federal funds purchased	-	-	900,000
Repayment of federal funds purchased	-	(900,000)	-
Proceeds from exercise of stock options	192,183	88,745	189,246
Cash in lieu of fractional shares on stock dividend	(8,992)	(8,909)	(8,821)
Cash dividends paid	(783,440)	-	(500,911)
Net cash provided by financing activities	9,014,082	11,661,582	11,166,865

Consolidated Statements of Cash Flows, cont'd.

Greer Bancshares Incorporated and Subsidiary

For the Years Ended December 31,	2002	2001	2000
Net increase (decrease) in cash and due from banks	(52,481)	2,647,710	193,570
Cash and due from banks at beginning of year	7,420,621	4,772,911	4,579,341
Cash and due from banks at end of year	$ 7,368,140	$ 7,420,621	$ 4,772,911
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 4,516,670	$ 6,278,452	$ 6,035,758
Income taxes	$ 551,600	$ 947,151	$ 718,006
Non-cash investing and financing activities:			
Real estate acquired in satisfaction of mortgage loans	$ 134,000	$ 345,358	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Greer Bancshares Incorporated and Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization In July 2001, we formed Greer Bancshares Incorporated (the "Holding Company") as the bank holding company for Greer State Bank (the "Bank"). All of the outstanding common shares of the Bank were exchanged for common stock of the new holding company at that time. The accompanying financial statements include the accounts of the holding company and its wholly owned subsidiary (herein referred to as "the Company").

Nature of Operations The only current activity of the holding company is to hold its investment in the Bank. We operate the Bank under a state bank charter and provide full banking services to our clients. We are subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

The Bank has Greer Financial Services Corporation as a wholly owned subsidiary to provide financial management services and non-deposit product sales.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries and, in consolidation, all significant intercompany items are eliminated.

Business Segments We report our activities as one business segment. In determining the appropriateness of segment definition, we consider the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Securities Held to Maturity Bonds, notes, and debentures for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Concentrations of Credit Risk We make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. We have a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Comprehensive Income Annual comprehensive income reflects the change in our equity during the year arising from transactions and events other than investment by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

Loans and Interest Income We grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Greater Greer area of the upstate of South Carolina. The ability of our debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any unearned discounts. Interest income is accrued and taken into income based upon the interest method.

The accrual of interest on loans is discontinued when, in our judgement, the interest will not be collectible in the normal course of business. All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when we

believe the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by our management and is based upon our periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged using straight-line and accelerated methods over the useful lives of the assets. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Real Estate Held for Sale Our real estate held for sale is stated at the lower of cost or net realizable value. Market values of real estate held for sale are reviewed regularly and allowances for losses are established when the carrying value exceeds the estimated net realizable value. Gains and losses on the sale of real estate held for sale are recorded at the time of sale.

In 2002, we sold a tract of undeveloped real estate for approximately $1,690,000, which resulted in a gain of approximately $1,057,000. Originally acquired as part of a larger parcel in 1996, we subdivided the undeveloped portion of the property after completing construction of a branch office.

Stock-Based Compensation We account for our stock-based compensation using the accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. We are not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, *Accounting for Stock-Based Compensation*, but we comply with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Income Taxes We follow the practice of filing a consolidated federal return and separate state returns. Income taxes are allocated to each company based on the separate returns filed.

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, *Accounting for Income Taxes*. Current income taxes are recorded based on amounts due with the current income tax returns.

Earnings Per Share of Common Stock We present basic and diluted earnings per share of common stock, after giving retroactive effect to stock splits and dividends. The assumed conversion of stock options creates the difference between basic and diluted net income per share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic earnings per share was 1,602,884 in 2002, 1,551,358 in 2001, and 1,524,417 in 2000. The weighted average number of common shares outstanding for diluted earnings per share was 1,619,911 in 2002, 1,570,341 in 2001, and 1,544,546 in 2000.

2. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities are as follows:

December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Mortgage backed securities	$ 14,607,260	$ 79,044	$ -	$ 14,686,304
Available for sale:				
United States Government agency obligations	$ 5,500,000	$ 165,742	$ -	$ 5,665,742
Mortgage-backed securities	13,255,415	272,185	10,699	13,516,901
Municipal securities	26,439,370	848,029	27,118	27,260,281
Corporate bonds	3,881,698	40,732	-	3,922,430
Federal Home Loan Bank stock—restricted	1,797,900	-	-	1,797,900
Totals	$ 50,874,383	$ 1,326,688	$ 37,817	$ 52,163,254

December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
United States Government agency obligations	$ 8,500,000	$ 132,354	$ 22,167	$ 8,610,187
Mortgage-backed securities	20,065,832	299,826	128,972	20,236,686
Municipal securities	15,386,112	50,641	240,689	15,196,064
Corporate bonds	2,262,562	47,407	-	2,309,969
Federal Home Loan Bank stock—restricted	1,587,700	-	-	1,587,700
Marketable equity securities—mutual funds	1,895,020	9,338	90,396	1,813,962
Totals	$ 49,697,226	$ 539,566	$ 482,224	$ 49,754,568

The amortized cost and estimated fair value of investment securities at December 31, 2002, by contractual maturity for debt securities and expected maturities for mortgage-backed securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay the obligations.

	Amortized Cost	Estimated Fair Value	Net Unrealized Gaines (Losses)
Due in one year or less	$ 9,309,841	$ 9,337,293	$ 27,452
Due after one year through five years	27,583,076	28,166,772	583,696
Due after five years through ten years	22,219,341	22,922,990	703,649
Due after ten years	6,369,385	6,422,503	53,118
Totals	$ 65,481,643	$ 66,849,558	$ 1,367,915

Investment securities with an aggregate book value of approximately $32,502,000 and $23,994,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes.

For the years ended December 31, 2002, 2001 and 2000, proceeds from sales of securities available for sale amounted to $12,093,002, $1,005,000, and $10,659,445, respectively. Gross realized gains amounted to $55,619, $17,874, and $61,264, respectively. Gross realized losses amounted to $66,739, $-0-, and $34,737, respectively. The tax provision applicable to these net realized losses amounted to approximately $(3,500), $7,000, and $10,000, respectively.

3. NET LOANS

A summary of loans outstanding by major classification follows:

December 31,	2002	2001
Real estate	$ 77,968,079	$ 79,131,792
Commercial and industrial (non-real estate)	20,027,612	22,999,392
Installment loans to individuals for household, family and other personal expenditures	8,874,588	9,920,484
All other loans	794,244	2,311,807
	107,664,523	114,363,475
Unearned discounts	(3,105)	(3,604)
	107,661,418	114,359,871
Allowance for loan losses	(1,080,635)	(1,244,657)
	$ 106,580,783	$ 113,115,214

The change in the allowance for loan losses is summarized as follows:

	2002	2001	2000
Balance, beginning of year	$ 1,244,657	$ 948,395	$ 784,373
Provision charged to income	787,500	355,000	200,000
Recoveries on loans	21,724	22,130	9,791
Loans charged off	(973,246)	(80,868)	(45,769)
Balance, end of year	$ 1,080,635	$ 1,244,657	$ 948,395

At December 31, 2002 and 2001, non-accrual loans totaled approximately $391,000 and $346,000, respectively. The total amount of interest earned on non-accrual loans was approximately $56,000 in 2002, $38,000 in 2001, and $32,000 in 2000. The gross interest income that would have been recorded under the original terms of the non-accrual loans amounted to approximately $24,000 in 2002, $24,000 in 2001, and $22,000 in 2000. As of December 31, 2002 and 2001, we had no impaired loans.

4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

December 31,	2002	2001
Land	$ 264,720	$ 264,720
Buildings and improvements	3,592,744	3,558,199
Equipment	941,145	804,078
Furniture and fixtures	616,284	606,428
Electronic data processing	2,200,141	2,173,014
	7,615,034	7,406,439
Less accumulated depreciation	(3,368,553)	(2,788,503)
	$ 4,246,481	$ 4,617,936

Depreciation expense charged to operations was $580,048, $459,405, and $378,224 for 2002, 2001 and 2000, respectively.

5. OTHER ASSETS

Other assets at December 31 consist of the following:

	2002	2001
Prepaid expenses	$ 163,417	$ 223,443
Bank owned life insurance	2,769,859	2,635,172
Deferred income tax asset	-	357,500
Repossessed assets	165,900	-
Other	1,846	1,767
	$ 3,101,022	$ 3,217,882

6. TIME DEPOSITS GREATER THAN OR EQUAL TO $100,000

At December 31, 2002 and 2001, time deposits of $100,000 or more totaled approximately $26,231,000 and $22,590,000, respectively. Interest expense on these deposits was approximately $738,000, $1,288,000, and $1,496,000 in 2002, 2001 and 2000, respectively.

Contractual maturities of time deposits are summarized as follows:

December 31,	2002	2001
12 months or less	$ 42,532,991	$ 50,746,507
1-3 years	18,163,706	6,303,299
	$ 60,696,697	$ 57,049,806

7. NOTES PAYABLE TO FEDERAL HOME LOAN BANK

At December 31, 2002 and 2001, we had notes payable totaling $34,836,913 and $31,614,607, respectively, to the Federal Home Loan Bank (FHLB). At December 31, 2002, $4,000,000 of these notes had variable interest at rates ranging from 2.12 to 5.33 percent. At December 31, 2001, $3,000,000 of these notes had variable interest at 5.33 percent. The remaining $30,836,913 and $28,614,607, at December 31, 2002 and 2001, respectively, bear interest at fixed rates ranging from 2.15 to 6.67 percent. We have pledged as collateral our FHLB stock and have entered into a blanket collateral agreement whereby we will maintain, free of other encumbrances, qualifying mortgages with a book value of at least 135 percent of total advances.

Minimum required payments of principal at December 31, 2002, are as follows:

2003	$ 4,000,000
2004	1,000,000
2005	407,183
2006	700,000
2007	229,730
Thereafter	28,500,000
	$ 34,836,913

8. UNUSED LINES OF CREDIT

We have an unused short-term line of credit to purchase federal funds from correspondent banks totaling $8.5 million.

We also have the ability to borrow an additional $13.4 million from the Federal Home Loan Bank. The borrowings are available by pledging collateral and purchasing additional stock in the Federal Home Loan Bank.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. We use the same credit policies in making commitments as for making loans. Commitments to extend credit in the future represent financial instruments involving credit risk. A summary of our commitments at December 31, 2002 and 2001, is as follows:

	2002	2001
Commitments to extend credit	$ 21,633,000	$ 19,853,000
Standby letters of credit	569,000	247,000
	$ 22,202,000	$ 20,100,000

Commitments to extend credit are agreements to lend as long as there is no violation of the conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on our credit evaluation.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances that we deem necessary.

Concentrations of Credit Risk - Substantially all of our loans and commitments to extend credit have been granted to customers in our market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Our primary focus is toward consumer and small business transactions, and accordingly, we do not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,500,000.

From time to time, we have cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Litigation - We are a party to litigation and claims arising in the normal course of business. After consultation with legal counsel, we believe that the liabilities, if any, arising from such litigation and claims will not be material to our financial position.

10. STOCKHOLDERS' EQUITY

We have 1,000,000 authorized but unissued shares of preferred stock (par value $5). Should we ever issue preferred stock, the designation of terms, conditions and amounts will be set by our directors.

In June 2002, we declared a 2.5% stock dividend; in July 2001, we declared a five-percent stock dividend; and in June 2000, we declared a three-percent stock dividend.

11. BENEFIT PLANS

Defined Contribution Plan - We have a 401(k) Profit Sharing Plan for the benefit of our employees. Subject to annual approval by the Board of Directors, we match employee contributions of up to 4% of compensation in accordance with plan guidelines. Contributions of $64,674, $64,777, and $58,583 were charged to operations during 2002, 2001 and 2000, respectively.

Stock Option Plan - Under the Greer Bancshares Incorporated and Subsidiary employee Incentive Stock Option Plan, options for up to 120,000 shares of common stock can be granted to employees designated by the Board of Directors. The form, price, conditions and number of shares under option are determined by the Board. Plan limitations are: (1) that no option can be exercised before one year, or after ten years from the date that the option is granted, and (2) that the option price will be greater than or equal to the fair market value of the common stock at the date of the grant.

In 1997, our directors adopted a Directors Stock Option Plan. Beginning with the adjournment of the 1997 annual meeting of shareholders and at the adjournment of the annual meetings for each of the succeeding nine years in which the return on average equity for the fiscal year preceding the annual meeting is greater than or equal to twelve percent, each director shall be granted an option to purchase 1,000 shares of our common stock at fair market value on the grant date. Each option becomes exercisable on the date six months and one day following the grant date. No director may receive grants of options in excess of 10,000 shares. The maximum number of shares for which options may be granted is 90,000.

We apply Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123, *Accounting for Stock-Based Compensation*, our net income per share and our net income would have been reduced to the proforma amounts indicated below:

	2002	2001	2000
Net income:			
As reported	$ 2,523,541	$ 2,125,861	$ 1,752,803
Proforma	2,490,873	2,077,075	1,718,282
Basic net income per share of common stock:			
As reported	$ 1.57	$ 1.37	$ 1.15
Proforma	1.55	1.33	1.13
Diluted net income per share of common stock:			
As reported	$ 1.56	$ 1.35	$ 1.13
Proforma	1.54	1.32	1.11

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions for grants in 2002: $.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 4.50 percent and expected lives of seven years. The following were the weighted average assumptions for grants in 2001: $0.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.00 percent, and expected lives of seven years. The following were the weighted average assumptions for grants in 2000: $0.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.35 percent, and expected lives of seven years.

A summary of the status of the plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below (all per share amounts have been adjusted for stock dividends):

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	49,782	$16.56	47,805	$14.67	50,679	$13.10
Granted	16,000	26.33	9,000	25.01	9,500	23.36
Exercised	(9,651)	19.91	(5,623)	15.78	(12,374)	15.30
Forfeited or expired	-		(1,400)	15.52	-	
Outstanding at end of year	56,131	18.88	49,782	16.56	47,805	14.67
Options exercisable at year-end	31,533	$19.53	30,134	$18.38	21,736	$16.56
Shares available for grant	92,350		108,350		115,950	
Weighted average fair value of options granted during the year	$ 6.25		$ 6.00		$ 6.17	

The following table summarizes information at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.21 - 5.98	2,074	1.35 years	$ 5.82	576	$ 5.81
$9.73 - 10.25	10,200	4.33 years	10.10	5,700	9.98
$13.66 - 14.37	12,632	5.40 years	14.20	5,432	13.98
$18.87	4,825	6.27 years	18.87	3,425	18.87
$23.36 - 27.00	26,400	8.63 years	25.54	16,400	25.31
	56,131			31,533	

Non-Qualified Plans - We have established a non-qualified salary continuation plan for certain key executive officers. The benefits under the plan are computed and payable under certain terms as specified in each agreement. The estimated present value of future benefits to be paid in the future is being accrued over the period from the effective date of each agreement until the initial payments are made at the normal retirement dates. We have purchased and are the owner and beneficiary of certain life insurance policies that will be used to finance the benefits under these agreements. The charge to operations was approximately $75,000, $68,000 and $62,000 during 2002, 2001 and 2000, respectively. The cumulative accrued liabilities for the agreements are presenting in the accompanying consolidated balance sheets in "Other Liabilities."

12. INCOME TAXES

The components of the provision for income taxes are as follows:

	2002	2001	2000
Current income tax expense:			
State	$ 115,500	$ 98,650	$ 80,515
Federal	690,100	863,400	666,100
	805,600	962,050	746,615
Deferred income tax expense (benefit)	82,000	(120,700)	(68,000)
Provision for income taxes	$ 887,600	$ 841,350	$ 678,615

The provision for income taxes differs from the amount of income tax computed at the federal statutory rate due to the following:

	2002		2001		2000	
	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax
Income before income taxes	$ 3,411,141		$ 2,967,211		$ 2,431,418	
Tax at statutory rate	$ 1,160,000	34%	$ 1,009,000	34.0%	$ 827,000	34.0%
Tax effect of:						
Federally tax exempt interest income	(331,000)	(9.7)	(202,000)	(6.8)	(187,000)	(7.7)
State taxes, net of federal benefit	76,000	2.3	65,000	2.2	53,000	2.2
Other—net	(17,400)	(.6)	(30,650)	(1.0)	(14,385)	(.6)
Income tax provision	$ 887,600	26.0%	$ 841,350	28.4%	$ 678,615	27.9%

Deferred tax assets are included in other assets and consist of the following:

December 31,	2002	2001
Deferred tax assets:		
Bad debts	$ 305,000	$ 423,000
Other, net	235,850	184,000
	540,850	607,000
Deferred tax liabilities:		
Unrealized holding gains on investment securities	496,000	22,000
Depreciation	113,000	97,000
	609,000	488,000
Less valuation allowance	(130,500)	(130,500)
Net deferred tax asset (liability)	$ (198,650)	$ 357,500

13. OTHER OPERATING INCOME

Other operating income for the years ended December 31 consist of the following:

	2002	2001	2000
Income from financial management services	$ 190,350	$ 177,456	$ 161,837
Earnings on life insurance policies	151,404	240,695	111,462
Credit card income	243,491	241,425	203,486
Safe deposit box rental	20,614	20,253	16,498
Other fees	64,699	86,357	72,847
	$ 670,558	$ 766,186	$ 566,130

14. TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for our other customers and did not involve more than normal risk of collectability or present other unfavorable features.

Aggregate loan transactions with these related parties are as follows:

	2002	2001
Balance, beginning	$ 3,029,000	$ 3,319,000
Change in relationship	844,149	-
Advances	1,583,671	206,000
Repayments	(1,040,820)	(496,000)
Balance, ending	$ 4,416,000	$ 3,029,000

In addition to the balance outstanding, directors and executive officers had available unused lines of credit totaling approximately $1,099,000 and $875,000 at December 31, 2002 and 2001, respectively.

Effective January 1, 1996, our directors adopted an unfunded Deferred Compensation Plan. Electing directors may annually defer directors' fees, which are then eligible for various future payment plans as chosen by the director. Deferred amounts earn interest currently at 12%. Deferrals, including interest, under the Plan during 2002, 2001 and 2000, totaled approximately $95,200, $68,100, and $63,200, respectively.

During 2002, the Bank sold land held for investment (see Note 1, Land Held for Resale). One of our directors earned a commission of approximately $76,000 as our real estate broker for this transaction.

15. REGULATORY MATTERS

Dividends - Our ability to pay cash dividends from the Bank to the Holding Company is restricted by state banking regulations to the amount of our retained earnings. At December 31, 2002, the Bank's retained earnings were approximately $3,441,000.

Capital Requirements - We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that we meet all capital adequacy requirements to which we are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed our category. Our actual capital amounts (in thousands) and ratios and minimum regulatory amounts (in thousands) and ratios are presented as follows:

			For Capital Adequacy Puproses		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Bank:	Actual		Minimum		Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total risk-based capital						
(to risk-weighted assets)	$ 18,693	15.0%	$ 10,003	8.0%	$ 12,504	10.0%
Tier 1 capital						
(to risk-weighted assets)	$ 17,612	14.1%	$ 5,001	4.0%	$ 7,502	6.0%
Tier 1 capital						
(to average assets)	$ 17,612	9.1%	$ 7,714	4.0%	$ 9,643	5.0%

Bank:	Actual		For Capital Adequacy Puproses Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total risk-based capital						
(to risk-weighted assets)	$ 16,741	13.6%	$ 9,837	8.0%	$ 12,297	10.0%
Tier 1 capital						
(to risk-weighted assets)	$ 15,496	12.6%	$ 4,919	4.0%	$ 7,378	6.0%
Tier 1 capital						
(to average assets)	$ 15,496	8.7%	$ 7,164	4.0%	$ 8,955	5.0%

We are required by the Federal Reserve Bank to maintain average cash reserve balances at the Federal Reserve Bank and in working funds based upon a percentage of deposits. The required amounts of these reserve balances for the years ended December 31, 2002 and 2001, were approximately $1,393,000 and $1,052,000, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of fair value information, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including our common stock, premises and equipment, real estate held for sale, and other assets and liabilities. The following methods and assumptions were used by us in estimating fair values of financial instruments:

- Fair value approximates carrying amount for cash and due from banks due to the short-term nature of the instruments.

- Investment securities are valued using quoted fair market prices.

- Fair value for variable rate loans that re-price frequently and for loans that mature in less than one year is based on the carrying amount. Fair value for mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

- Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying amount. Certificate of deposit accounts maturing within one year are valued at their carrying amount. Certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

- Fair value for variable rate long-term debt that re-prices frequently is based on the carrying amount. Fair value for our off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate rates currently offered for similar loans of comparable terms and credit quality.

We have used our best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented.

The estimated fair values of our financial instruments are as follows:

December 31,	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	$ 7,368,140	$ 7,368,140	$ 7,420,621	$ 7,420,621
Federal funds sold	3,351,000	3,351,000	150,000	150,000
Investment securities	66,770,514	66,849,558	49,754,568	49,754,568
Loans	106,580,783	106,567,000	113,115,214	113,578,000

December 31,	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities				
Deposits	137,563,252	132,874,000	131,171,227	131,682,000
Notes payable to Federal Home Loan Bank	34,836,913	35,363,000	31,614,607	31,471,000

17. CONDENSED PARENT COMPANY FINANCIAL INFORMATION

The following condensed financial information for Greer Bancshares Incorporated (Parent Company Only) should be read in conjunction with the consolidated financial statements and the notes thereto. The Parent Company was formed in 2001 and therefore only information for as of December 31, 2002 and 2001 and for the periods then ended are presented. The bank subsidiary paid the Parent Company dividends of $783,439 and $50,000 in 2002 and 2001, respectively.

Parent Company Only Condensed Balance Sheets	2002	2001
Assets:		
Cash and cash equivalents	$ 196,902	$ 28,029
Equity in net assets of bank subsidiary	18,404,666	15,897,557
Taxes receivable	11,700	-
Total assets	$ 18,613,268	$ 15,925,586
Total stockholders' equity	$ 18,613,268	$ 15,925,586

Parent Company Only Condensed Statements of Income	2002	2001
Dividends from bank subsidiary	$ 783,439	$ 50,000
Non-interest expense	14,317	16,749
Income before taxes	769,122	33,251
Income tax benefit	(4,700)	-
Income before equity earnings	773,822	33,251
Equity in undistributed earnings of bank subsidiary	1,749,719	1,022,156
Net income	$ 2,523,541	$ 1,055,407

Parent Company Only Condensed Statements of Cash Flows	2002	2001
Operating activities:		
Net income	$ 2,523,541	$ 1,055,407
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed equity earnings of bank subsidiary	(1,749,719)	(1,022,156)
Taxes receivable	(4,700)	
Net cash provided by operating activities	769,122	33,251
Financing activities:		
Cash dividends paid	(783,440)	-
Proceeds from exercise of stock options	192,183	3,687
Cash in lieu of fractional shares on stock dividend	(8,992)	(8,909)
Net cash used by financing activities	(600,249)	(5,222)
Net increase in cash and cash equivalents	168,873	28,029
Cash and cash equivalents at beginning of year	28,029	-
Cash and cash equivalents at end of year	$ 196,902	$ 28,029

Corporate Offices

Greer State Bank
1111 West Poinsett Street
PO Box 1029
Greer, South Carolina 29652
864-877-2000

Banking Locations

1111 West Poinsett Street
PO Box 1029
Greer, South Carolina 29652
864-877-2000

North Main Street Office
601 North Main Street
Greer, South Carolina 29650
864-848-5103

Buncombe Road Office
871 S. Buncombe Rd.
Greer, South Carolina 29650
864-848-2563

Company Website

www.greerstatebank.com

Independent Auditors

Crisp Hughes Evans, LLP
Asheville, North Carolina

Stock Transfer Agent and Registrar

Request for stock transfers, address changes, or corrections should be sent in writing to:

Shareholder Relations
Greer State Bank
PO Box 1029
Greer, SC 29652-1029

Form 10-K and Other Information

The approximate number of record shareholders as of December 31, 2002 was 757. Copies of Greer Bancshares Incorporated's Annual Report to the United States Securities and Exchange Commission, Form 10-K, and other information may be obtained by submitting a written request to:

**Mr. J. Richard Medlock, Jr.
Senior Vice President & Chief Financial Officer
Greer Bancshares Incorporated
PO Box 1029
Greer, South Carolina 29652-1029**

GREER STATE BANK

BANKING LOCATIONS

1111 West Poinsett Street	North Main Street Office	Buncombe Road Office
PO Box 1029	601 N. Main St.	871 S. Buncombe Rd.
Greer, SC 29652	Greer, SC 29650	Greer, SC 29650
864.877.2000	864.848.5103	864.848.2563

The future belongs to those who believe in the beauty of their dreams

GREER BANCSHARES INCORPORATED

1111 West Poinsett Street ◦ PO Box 1029 ◦ Greer, SC 29652

864.877.2000



2002 Annual Report

First Sentinel
BANCORP INC

GROUNDED

IN TRADITION,

POSITIONED FOR

THE FUTURE

Financial Highlights

DILUTED EARNINGS PER SHARE
(dollars)


0.59
0.68
0.82
0.89
'99
'00
'01
'02

TOTAL ASSETS
(dollars in millions)


1,905
1,969
2,139
2,257
'99
'00
'01
'02

(In thousands, except per share data)	2002	2001
Financial Performance		
Total revenue	**$ 132,545**	$ 138,040
Non-interest expense	**29,259**	25,934
Net income	**26,073**	25,311
Diluted earnings per share	**0.89**	0.82
Return on average equity	**11.39%**	11.09%
Return on average assets	**1.17%**	1.25%
Net interest margin	**2.96%**	3.01%
Year-End Balances		
Total assets	**$2,257,034**	$2,138,919
Loans, net	**1,201,210**	1,242,779
Investment securities	**114,219**	107,988
Mortgage-backed securities	**790,562**	642,716
Deposits	**1,387,986**	1,315,264
Borrowings	**596,663**	545,814
Stockholders' equity	**221,200**	230,127
Ratios		
Leverage (Tier 1) capital	**8.47%**	9.09%
Risk-based (Tier 1) capital	**17.83%**	17.48%
Efficiency ratio	**39.20%**	41.01%
Stated book value per share	**$7.78**	$7.44
Asset quality		
Nonperforming assets/total assets	**0.08%**	0.09%
Allowance for losses/total loans	**1.06%**	1.03%

Corporate Profile



First Sentinel Bancorp, Inc., headquartered in Woodbridge, New Jersey, is the holding company for First Savings Bank. Established in 1901, First Savings provides retail mortgage, consumer and small business banking services to approximately 71,600 customers through 23 branch offices located throughout Central New Jersey. With $2.3 billion in assets, First Sentinel is the third largest publicly traded thrift institution headquartered in New Jersey.

EXPANDING OUR STRATEGIC VISION TO CAPITALIZE ON A CHANGING MARKETPLACE

To Our Shareholders:



MEETING COMPETITION HEAD-ON BY FOCUSING ON CORE ACCOUNTS AND FEE-BASED INITIATIVES

A true measure of any company is the efficacy of its business plan and how well the company executes that plan and its operating strategies. How a company manages its plan during adverse conditions and positions itself for earnings growth should help determine future shareholder value. Our business plan has the ultimate objective of transitioning First Sentinel from a traditional thrift institution to a community bank serving the needs of Central New Jersey. To that end, we are pleased to report the Company's 2002 results.

STRATEGIC RESULTS

First Sentinel's stock price rose 15% over the year, despite a challenging year for the economy and the markets. The S&P 500, Dow Jones Industrial Average and the Nasdaq all suffered double-digit losses in value. Uncertainty in the current geopolitical climate continues to contribute to market volatility. Meanwhile, First Sentinel's stock price has increased by more than 15 times since first going public in 1992, taking into account stock dividends, splits and exchanges.

Some of our accomplishments include:

- Basic earnings per share rose 9.1% to $0.91.
- Core deposits, which include checking, money market and savings deposits, increased 18.8% to $785.2 million at year end, representing 56.6% of total deposits.
- Commercial and small business deposits increased by $36.2 million.
- Loan originations totaled a record $623.5 million for the year. Commercial, multi-family and construction loan originations totalled $157.2 million, a 7.4% increase over the prior year.
- Asset quality remained excellent. At year-end, non-performing assets totaled $1.8 million, or 0.08% of total assets. Our reserve balance of $12.8 million represented 1.06% of total loans.

LOAN ORIGINATIONS
(dollars in millions)


352
329
487
624
'99
'00
'01
'02



EXPANDING OUR FRANCHISE AND COMPREHENSIVE BRANCH NETWORK . . . WE ARE FOCUSED ON PROVIDING PRODUCT OFFERINGS THAT WILL GENERATE ACCRETIVE RESULTS



- Non-interest income increased 46.9% to $6.5 million for 2002, reflecting prepayment penalties on commercial mortgages, appreciation in the cash surrender value of Bank Owned Life Insurance purchased in 2001 and growth in fee and service charge income.
- We expanded our franchise with the opening of a new branch location in Somerset, a new market for the Company with excellent demographics.
- Our efficiency ratio, which we view as a measure of our employees' commitment to productivity, improved to 39.20% for 2002.
- The Company repurchased 2.6 million shares of its common stock during 2002 at an average price of $13.82 per share.
- We raised our cash dividend in the first quarter of 2002 by 26.7%, resulting in a dividend payout ratio of 39.5% for the year.

The Company reported record net income of $26.1 million; however, we were not immune to the corporate scandals and acts of fraud that have hurt so many investors. We recognized an impairment charge on a WorldCom bond and partially charged-off a loan participation with several other financial institutions upon discovery of fraud. Net losses on these two investments amounted to $2.1 million, or $0.07 per diluted share outstanding.

Sharp decreases in market interest rates to 40-year lows led to significant mortgage refinancing activity during the year. As mortgage and mortgage-backed securities prepayments rapidly accelerated and were replaced by lower-yielding interest-earning assets, we experienced a 3.3% reduction in the loan portfolio to $1.2 billion at December 31, 2002, as well as compression in our net interest margin and spread.

During this difficult rate environment, we have engineered our balance sheet to take advantage of an economic turn-around and higher interest rates. Although some



of our competition may have experienced growth during this period, we deliberated the wisdom of inflating our asset base with long-term, low rate interest-earning assets, and sacrificing the quality of the balance sheet to limit margin compression. Although the economy still remains sluggish, we believe that positioning ourselves for the future and preparing for an increase in interest rates is the more prudent long-term strategy.

OUTLOOK FOR 2003 AND BEYOND

While we are proud of the significant accomplishments described above, the management team is focused on the disciplined transition from thrift to community bank. Our strategy is to position First Sentinel as the preferred financial institution to the larger regional and national competitors in our market. This should translate into increasing shareholder value over the long term.

A primary component of the Company's business plan has been, and will continue to be, effective capital management strategies. Since converting to a public company, we have repurchased 16.9 million shares, or 39% of our total issued shares, at an average price of $9.80 per share. We initiated another 5% repurchase program in January 2003. We also raised our cash dividend by 10.5% in January 2003 to $0.105 per share.

We continue to review possible acquisitions for opportunities to increase market share and bring additional commercial expertise to our staff. We will not, however, enter a transaction that will significantly dilute value for the Company's existing shareholders.

In 2003, we expect to enhance our market presence with the relocation of one branch and the addition of two new retail locations located within, or contiguous to, our market. Our Internet banking site, FSB Online, introduced in late 2001, has 6,000 users, and continues to grow monthly. In addition to expanding the franchise, with over 52,000 household relationships, we will strive to increase the number of services per household. We will pursue this by focusing on the needs of our customers, taking a reasoned and targeted approach to product and service offerings.

We have recently hired a new Chief Operating Officer with significant commercial/small business retail experience. With this expertise, we hope to expand and enhance our commercial product set, and improve training and incentive pro-

TOTAL DEPOSITS
(dollars in millions)


1,214
1,219
1,315
1,388
'99
'00
'01
'02

RETURN ON AVERAGE EQUITY
(percent)


7.99
10.17
11.09
11.39
'99
'00
'01
'02

EMPHASIZING PRUDENT RISK MANAGEMENT, EFFECTIVE CAPITAL STRATEGIES, SUPERIOR CUSTOMER SERVICE AND COMMITMENT TO SHAREHOLDER VALUE



NON-PERFORMING ASSETS
(dollars in thousands)


3,148
2,646
1,891
1,836
'99
'00
'01
'02

BUILDING A MULTI-TALENTED TEAM AND HARNESSING TECHNOLOGY TO INCREASE REVENUES AND BETTER SERVE OUR CUSTOMERS

grams for our staff. Our officers' and employees' commitment to producing strong operating results continues. Their dedication, together with the effective use of new and existing technologies and strong involvement with the communities in which we operate, should enable us to exceed our retail goals and increase customer satisfaction.

We would like to take this opportunity to recognize the contributions of John P. Mulkerin, our former President and Chief Executive Officer, who retired at year-end. Mr. Mulkerin served this Company for over 15 years, six of those at the helm. We thank him for his dedication and leadership, and look forward to his continuing valuable contributions as a member of the Board of Directors.

With disclosure of corporate misdeeds a daily headline, you can be confident that your Board is well informed and plays an active role in directing the organization. It has long been our philosophy to practice stringent corporate governance, with multiple layers of disclosure and checks and balances already in place.

The Board of Directors and management are proud of our accomplishments to date, but more importantly, we look forward to facing the challenges ahead with the same zeal. Our progression to becoming more bank-like will be evident in the years to come. Our team is confident that we will continue to provide you, our shareholders, with long-term value. We appreciate your continued support.

Sincerely,

Christopher Martin
President and Chief Executive Officer

Philip T. Ruegger, Jr.
Chairman of the Board



Consolidated Financial Highlights

The following selected financial data and selected operating data should be read in conjunction with the consolidated financial statements of the Company and accompanying notes thereto, which are presented elsewhere herein.

December 31,	2002	2001	2000	1999	1998
(Dollars in thousands)					
Selected Financial Data:					
Total assets	**$2,257,034**	$2,138,919	$1,968,709	$1,904,696	$1,855,058
Loans receivable, net	**1,201,210**	1,242,779	1,184,802	1,016,116	854,697
Investment securities available for sale	**114,219**	107,988	234,970	213,590	242,197
Other interest-earning assets (1)	**65,085**	40,541	40,693	37,175	27,652
Mortgage-backed securities available for sale	**790,562**	642,716	447,022	575,159	661,881
Deposits	**1,387,986**	1,315,264	1,219,336	1,213,724	1,268,119
Borrowed funds	**596,663**	545,814	505,955	422,000	264,675
Preferred capital securities	**25,000**	25,000	—	—	—
Stockholders' equity	**221,200**	230,127	222,163	244,580	299,819

Year Ended December 31,	2002	2001	2000	1999	1998
(Dollars in thousands, except per share data)					
Selected Operating Data:					
Interest income	**$ 126,002**	$ 133,585	$ 136,789	$ 123,388	$ 119,173
Interest expense	**62,421**	74,684	78,872	65,006	65,386
Net interest income	**63,581**	58,901	57,917	58,382	53,787
Provision for loan losses	**1,310**	650	1,441	1,650	1,469
Net interest income after provision for loan losses	**62,271**	58,251	56,476	56,732	52,318
Non-interest income (2)	**6,543**	4,455	2,269	3,631	4,696
Non-interest expense (3)	**29,259**	25,934	24,678	24,556	26,577
Income before income tax expense	**39,555**	36,772	34,067	35,807	30,437
Income tax expense	**13,482**	11,461	11,099	12,155	10,944
Net income	**$ 26,073**	$ 25,311	$ 22,968	$ 23,652	$ 19,493
Basic earnings per share (4)	**$0.91**	$0.84	$0.69	$0.60	$0.46
Diluted earnings per share (4)	**$0.89**	$0.82	$0.68	$0.59	$0.46
Dividends per share, as adjusted (4)	**$0.36**	$0.30	$0.24	$0.37	$0.15

At or For the Year Ended December 31,	2002	2001	2000	1999	1998
Selected Financial Ratios:					
Return on average assets (2) (3)	**1.17%**	1.25%	1.17%	1.25%	1.12%
Return on average stockholders' equity (2) (3)	**11.39**	11.09	10.17	7.99	7.41
Average stockholders' equity to average assets	**10.29**	11.31	11.52	15.69	15.07
Stockholders' equity to total assets	**9.80**	10.76	11.29	12.84	16.16

(1) Includes federal funds sold and investment in the stock of the Federal Home Loan Bank of New York ("FHLB-NY").
(2) Includes the effect of the sale of the Eatontown branch that realized a $1.1 million gain, or $687,000 net of tax, in 1998.
(3) Includes the effect of a non-recurring merger-related charge for the acquisition of Pulse Bancorp totaling $2.1 million, or $1.7 million net of tax, in 1998.
(4) Per share data gives effect to the exchange of 3.9133 shares of Company Common Stock for each share of Bank Common Stock in connection with the 1998 conversion and reorganization of First Savings Bancshares, MHC.

Management's Discussion and Analysis of Financial Condition and Comparison of Operating Results

General

Statements contained in this report that are not historical fact are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements may be characterized as management's intentions, hopes, beliefs, expectations or predictions of the future. It is important to note that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Factors that could cause future results to vary materially from current expectations include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, real estate values, loan loss provisions, competition, customer retention, changes in accounting principles, policies or guidelines and legislative and regulatory changes.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Comparison of Operating Results" is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2002, contains a summary of the Company's significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Assets. Total assets increased by $118.1 million, or 5.5%, to $2.3 billion at December 31, 2002. The change in assets consisted primarily of increases in mortgage-backed securities ("MBS"), investment securities available for sale and cash and cash equivalents, partially offset by decreases in loans receivable and other assets.

MBS available for sale increased $147.8 million, or 23.0%, to $790.6 million at December 31, 2002, from $642.7 million at December 31, 2001. The increase was primarily due to purchases of $585.1 million exceeding sales and principal repayments of $164.9 million and $275.5 million, respectively, for 2002. Purchases consisted primarily of MBS issued by U.S. government-sponsored agencies. At December 31, 2002, approximately 66% of the Company's MBS had adjustable rates and the MBS portfolio had a modified duration of 3.3 years.

Investment securities available for sale increased $6.2 million, or 5.8%, to $114.2 million as of December 31, 2002, from $108.0 million at December 31, 2001. For 2002, purchases totaled $75.8 million, while sales, calls and maturities totaled $73.1 million. Purchases during 2002 consisted primarily of debt securities issued by U.S. government-sponsored agencies and corporations.

Loans receivable, net totaled $1.2 billion at December 31, 2002, a decrease of $41.6 million, or 3.3%, from December 31, 2001. Loan originations totaled $623.5 million for 2002, compared to $486.6 million for 2001. The increase in loan originations in 2002, compared with 2001, was largely attributable to the prolonged, historically low interest rate environment experienced throughout 2002. Fixed-rate, one-to-four family first mortgage loan originations totaled $163.9 million, or 26.3% of total production, while adjustable-rate, one-to-four family mortgage loans accounted for $167.1 million, or 26.8% of total originations for 2002. Consumer loan originations, including home equity loans and credit lines, totaled $135.4 million, or 21.7% of total originations, while construction lending totaled

$95.0 million, or 15.2% of total originations. Commercial real estate, commercial and multi-family loan originations totaled $62.3 million, or 10.0% of total originations. Mortgage loans purchased totaled $27.6 million in 2002, compared with $19.1 million in 2001. Loans purchased were primarily adjustable-rate, one-to-four family mortgages underwritten internally, with rates higher than those currently offered by the Company.

Repayment of principal on loans totaled $644.7 million for 2002, compared to $398.7 million for 2001. Included in the repayment of principal on loans, mortgage loan refinancing totaled $110.6 million for 2002, compared with $72.0 million for 2001. The Company also sold $46.6 million of primarily fixed-rate, one-to-four family mortgage loans during 2002 as part of its ongoing interest rate risk management process. At December 31, 2002, one-to-four family mortgage loans comprised 68.9% of total loans receivable, net of loans in process, while commercial real estate, multi-family and construction loans comprised 21.0%, and home equity loans accounted for 9.1% of the loan portfolio. In comparison, at December 31, 2001, one-to-four family mortgage loans comprised 68.4% of total loans receivable, net of loans in process, while commercial real estate, multi-family and construction loans comprised 20.9%, and home equity loans accounted for 9.0% of the loan portfolio. The Company intends to prudently expand its non-residential mortgage lending activities while maintaining its underwriting standards and commitment to community-based lending, increasing lending and support staff as dictated by market conditions. While management intends to continue emphasizing the origination of loans, the future levels of loan originations and repayments will be significantly influenced by external interest rates and other economic factors outside of the control of the Company.

Other assets decreased $4.8 million to $32.8 million at December 31, 2002, compared with $37.6 million at December 31, 2001. The decrease was primarily attributable to the receipt in 2002 of income taxes receivable which were outstanding at December 31, 2001.

Cash and cash equivalents increased $12.1 million, or 22.4%, to $65.9 million as of December 31, 2002, from $53.9 million at December 31, 2001, as a result of the rapid rate of prepayments on loans and MBS attributable to the historically low interest rate environment. The Company's intent is to prudently deploy investable funds in a manner which does not expose it to significant interest rate or market risk.

Liabilities. Deposits increased $72.7 million, or 5.5%, to $1.4 billion at December 31, 2002. Core deposits, consisting of checking, savings and money market accounts, increased $124.4 million, or 18.8%, while certificates of deposit declined $51.7 million, or 7.9%. The opening of the Somerset branch in February 2002 and the first full year of operation for our Internet banking and bill payment service, FSBOnline, contributed to this deposit growth, as did the efforts of the Company's business development officers and the sales training afforded our branch personnel. The decrease in certificates of deposit occurred primarily in the one-year and six-month maturity categories, and was part of a concerted effort to prudently price deposit products and reduce overall funding costs, while developing and maintaining core relationships. At December 31, 2002, core deposits accounted for 56.6% of total deposits, up from 50.2% at December 31, 2001. The Company intends to continue its emphasis on core deposit relationships, differentiating itself through exemplary service and comprehensive product offerings.

Borrowed funds increased $50.8 million, or 9.3%, to $596.7 million at December 31, 2002. The increased borrowed funds were used to fund loan originations and repurchases of the Company's common stock, as well as MBS and investment securities purchases. The Company manages its borrowing levels as a means of mitigating interest rate risk and/or reducing funding costs.

Stockholders' Equity. Stockholders' equity decreased $8.9 million for 2002. The Company repurchased $36.0 million of its common stock during 2002 as part of its ongoing capital management strategy. This represented 2.6 million shares at an average cost of $13.82 per share. Stockholders' equity was further reduced by cash dividends totaling $10.3 million declared and paid in 2002. These decreases were partially offset by net income of $26.1 million, an increase in accumulated other comprehensive income of $7.6 million as a result of the increase in market values of investment securities and MBS available for sale, net of related tax benefit, and net amortization of benefit plans totaling $3.7 million. Book value and tangible book value per share were $7.78 and $7.62, respectively, at December 31, 2002, compared to $7.44 and $7.26, respectively, at December 31, 2001.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

Results of Operations. For the year ended December 31, 2002, basic and diluted earnings per share totaled $0.91 and $0.89, respectively, representing increases of 9.1% and 8.6%, respectively, over basic and diluted earnings per share of $0.84 and $0.82, respectively, for the year ended December 31, 2001. Net income for 2002 totaled $26.1 million, an increase of $762,000, or 3.0%, compared with net income of $25.3 million for 2001. Return on average equity improved to 11.39% for 2002, from 11.09% for 2001. Return on average assets was 1.17% for 2002, compared with 1.25% for 2001.

Fiscal 2002 results were adversely affected by two events precipitated by alleged acts of fraud and/or misrepresentation. As previously reported on Form 8-K, the Company recorded an impairment charge totaling $1.2 million, or $0.04 per diluted share, net of tax, related to the liquidation of WorldCom, Inc. corporate bonds. In addition, the Company substantially increased its provision for loan losses during the year due to a $1.4 million charge-off on a participation loan to an insurance premium financier. At December 31, 2002, both of these items have been fully resolved with no remaining related balances recorded in the Company's consolidated financial statements.

Interest Income. Interest income decreased $7.6 million, or 5.7%, to $126.0 million for 2002, compared to $133.6 million for 2001. Interest on loans decreased $5.5 million, or 6.1%, to $84.2 million for 2002, compared to $89.7 million for 2001. The average balance of the loan portfolio for 2002 increased $43.5 million to $1.3 billion, from $1.2 billion for 2001, while the average yield on the portfolio decreased to 6.67% for 2002, from 7.35% for 2001. The decline in yield was attributable to cash flows from loan prepayments being replaced by new loans with lower market yields and adjustable-rate loans repricing to lower current interest rates. The majority of the Company's adjustable-rate loans adjust by a maximum of 2.00% per year.

Interest on investment securities and MBS available for sale decreased $2.1 million, or 4.8%, to $41.8 million for 2002, compared to $43.9 million for 2001. The average balance of investment securities and MBS available for sale totaled $888.1 million, with an average yield of 4.70% for 2002, compared with an average balance of $735.6 million, with an average yield of 5.97% for 2001. The decline in yield was attributable to the reinvestment of cash flows from the repayment and prepayment of MBS and called or matured securities at lower market interest rates throughout 2002, as well as the downward repricing of variable rate investments.

Interest Expense. Interest expense decreased $12.3 million, or 16.4%, to $62.4 million for 2002, compared to $74.7 million for 2001. Interest expense on deposits decreased $14.8 million, or 31.3%, to $32.5 million for 2002, compared to $47.2 million for 2001. The decreased interest expense on deposits was primarily attributable to a reduction in interest paid on certificates of deposit of $12.6 million. The average cost of certificates of deposit for 2002 was 3.37%, compared to 5.11% for 2001. The average balance of certificates of deposit was $628.5 million for 2002, compared with $660.1 million for 2001. The average balance of core deposits was $735.2 million for 2002, compared to $603.5 million for 2001. The average interest cost on interest-bearing core deposits for 2002 was 1.69%, compared to 2.44% for 2001. In addition, non-interest bearing accounts averaged $67.1 million for 2002, up from $53.4 million for 2001. Average core deposits to total average deposits improved to 53.9% for 2002, from 47.8% for 2001.

Interest on borrowed funds for 2002 increased $2.5 million, or 9.1%, to $30.0 million, compared to $27.5 million for 2001. The average interest cost of borrowed funds declined to 5.10% for 2002, from 5.54% for 2001, while average borrowings for 2002 totaled $588.0 million, compared with $495.7 million for 2001. Borrowings that are scheduled to mature in 2003 total $60.0 million with an average interest rate of 4.55%.

Net Interest Income. Net interest income increased $4.7 million, or 8.0%, to $63.6 million for 2002, compared to $58.9 million for 2001. The increase was due to the changes in interest income and interest expense described previously. Changes in earning asset yields and interest-bearing liability costs reflect downward interest rate movements throughout 2001 and 2002, as the Federal Reserve moved to reduce the federal funds rate twelve times, from 6.5% at January 1, 2001 to 1.25% at December 31, 2002. Net interest spread, defined as the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, increased ten basis points to 2.55% in 2002, from 2.45% in 2001. This increase was due to a decrease in the cost of interest-bearing liabilities to 3.31% for 2002, from 4.38% in 2001, partially offset by a decrease in the yield on interest-earning assets to 5.86%, from 6.83% for the same respective periods. The net interest margin, defined as net interest income divided by average total interest-earning assets, decreased five basis points to 2.96% in 2002, compared to 3.01% in 2001. The decline in net interest margin is attributable to the rapid decline in earning asset yields resulting from loan refinancings and prepayments of loans and MBS, with resulting cash flows being reinvested at lower market rates. The purchase of $25.0 million of Bank Owned Life Insurance ("BOLI") in June 2001, contributed to earnings and return on equity growth but reduced interest-earning assets and related net interest income, thereby adversely impacting net interest margin. BOLI is classified in Other assets on the statement of financial condition and related income is classified as non-interest income. Common stock repurchases totaling $36.0 million during 2002 further reduced earning assets and impacted net interest margin. The Company anticipates continued pressure on the net interest margin as interest rates remain at historic lows, partially offset by favorable liability repricing in 2003.

Provision for Loan Losses. The provision for loan losses increased $660,000 to $1.3 million for 2002, compared to $650,000 for 2001. The increased provision was largely attributable to a $1.4 million charge against the allowance for loan losses recorded in June 2002, relating to a participation loan to an insurance premium financier. This charge-off was precipitated by alleged acts of fraud and/or misrepresentation. The Company has received payment in full settlement of the remaining loan balance and has no further exposure to this item. At December 31, 2002, the Company holds no other insurance premium financing loans, nor does it have any other loans similar to this loan wherein the primary collateral is a surety bond.

The provision for loan losses was based upon management's review and evaluation of the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, general market and economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the existence and net realizable value of the collateral and guarantees securing the loans. Total non-performing loans totaled $1.8 million, or 0.15% of loans at December 31, 2002 and 2001. The allowance for loan losses represented 1.06% of total loans, net of in-process loans, or

7.27 times non-performing loans at December 31, 2002, compared with 1.03% of total loans, or 6.99 times non-performing loans at December 31, 2001. In management's opinion, the allowance for loan losses, totaling $12.8 million, was adequate to cover losses inherent in the portfolio at December 31, 2002.

Non-interest Income. Non-interest income, consisting primarily of loan prepayment penalties, deposit product fees and service charges, gains and losses on loans and securities sold, income on BOLI and loan servicing fees, increased $2.1 million, or 46.9%, to $6.5 million for 2002, from $4.5 million for 2001. The Company recorded fee and service charge income of $3.9 million in 2002, compared with $2.4 million in 2001. The increase was a result of prepayment penalties on commercial mortgage loans, growth in the assessable customer base and the implementation of new fee and service charge levels in the second half of 2002, following a periodic review of fee structures. Income attributable to the increase in cash surrender value of BOLI, purchased in June 2001, amounted to $1.5 million for 2002, compared with $791,000 for 2001.

Non-interest Expense. Non-interest expense increased $3.3 million, or 12.8%, to $29.3 million for 2002, compared to $25.9 million for 2001. The increase was primarily attributable to distributions on preferred capital securities issued in November 2001, which totaled $2.0 million for 2002, compared with $194,000 for 2001. In addition, compensation and benefits expense grew as a result of increased healthcare and other benefit costs, including costs associated with the retirement of the Company's former CEO in December 2002, and non-cash compensation expense related to the Company's Employee Stock Ownership Plan ("ESOP") as a result of appreciation in the Company's stock price. Non-interest expense (excluding core deposit amortization and distributions on preferred capital securities) divided by average assets was 1.19% for 2002, compared with 1.23% for the prior year. The efficiency ratio (non-interest expense, excluding distributions on preferred capital securities, divided by the sum of net interest income plus non-interest income, excluding gains and losses on the sale of loans and securities) was 39.2% for 2002, compared with 41.1% in 2001.

Income Tax Expense. On July 2, 2002, the State of New Jersey passed the Business Tax Reform Act, which was retroactive to January 1, 2002. Among other things, this legislation repealed the 3% Savings Institution Tax and imposed a 9% Corporation Business Tax on savings institutions, as well as enacting new Alternative Minimum Assessment rules on a corporation's gross receipts or gross profits. Largely as a result of this legislation, the Company's effective tax rate increased to 34.1% for 2002, from 31.2% for 2001.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

Results of Operations. For the year ended December 31, 2001, basic and diluted earnings per share totaled $0.84 and $0.82, respectively, representing increases of 21.7% and 20.1%, respectively, over basic and diluted earnings per share of $0.69 and $0.68, respectively, for the year ended December 31, 2000. Net income for 2001 totaled $25.3 million, an increase of $2.3 million, or 10.2%, compared with net income of $23.0 million for 2000. Return on average equity improved to 11.09% for 2001, from 10.17% for 2000. Return on average assets improved to 1.25% for 2001, from 1.17% for 2000.

Interest Income. Interest income decreased $3.2 million, or 2.3%, to $133.6 million for 2001, compared to $136.8 million for 2000. Interest on loans increased $5.5 million, or 6.5%, to $89.7 million for 2001, compared to $84.2 million for 2000. The average balance of the loan portfolio for 2001 increased to $1.2 billion, from $1.1 billion for 2000, while the average yield on the portfolio decreased to 7.35% for 2001, from 7.51% for 2000.

Interest on investment securities and MBS available for sale decreased $8.7 million, or 16.6%, to $43.9 million for 2001, compared to $52.6 million for 2000. The average balance of investment securities and MBS available for sale totaled $735.6 million, with an average yield of 5.97% for 2001, compared with an average balance of $818.0 million, with an average yield of 6.43% for 2000. The decline in yield was attributable to the reinvestment of cash flows from the repayment and prepayment of MBS and callable agency securities at lower market interest rates throughout 2001, as well as the downward repricing of variable rate investments.

Interest Expense. Interest expense decreased $4.2 million, or 5.3%, to $74.7 million for 2001, compared to $78.9 million for 2000. Interest expense on deposits decreased $771,000, or 1.6%, to $47.2 million for 2001, compared to $48.0 million for 2000. The decreased interest expense on deposits was primarily attributable to a reduction in interest paid on certificates of deposit of $1.0 million, partially offset by increased interest paid on NOW, money market and savings accounts resulting from increased deposit balances. The average cost of certificates of deposit for 2001 was 5.11%, compared to 5.38% for 2000. The average balance of certificates of deposit was $660.1 million for 2001, compared with $646.8 million for 2000. The average balance of core deposits was $603.5 million for 2001, compared to $568.8 million for 2000. The average interest cost on interest-bearing core deposits for 2001 was 2.44%, compared to 2.54% for 2000. Non-interest bearing accounts averaged $53.4 million for 2001, up from $48.6 million for 2000. Average core deposits to total average deposits improved to 47.8% for 2001, from 46.8% for 2000.

Interest on borrowed funds for 2001 decreased $3.4 million, or 11.1%, to $27.5 million, compared to $30.9 million for 2000. The average interest cost of borrowed funds declined to 5.54% for 2001, from 6.14% for 2000. Average borrowings for 2001 totaled $495.7 million, compared with $503.4 million for 2000.

Net Interest Income. Net interest income increased $984,000, or 1.7%, to $58.9 million for 2001, compared to $57.9 million for 2000. The increase was due to the changes in interest income and interest expense described previously. Changes in earning asset yields and interest-bearing liability costs reflect downward interest rate movements throughout 2001, as the Federal Reserve moved to reduce the federal funds rate eleven times, from 6.5% at January 1, 2001 to 1.75% at December 31, 2001. Net interest spread increased 12 basis points to 2.45% in 2001, from 2.33% in 2000. This increase was due to a decrease in the cost of interest-bearing liabilities

to 4.38% for 2001, from 4.72% in 2000, partially offset by a decrease in the yield on interest-earning assets to 6.83%, from 7.05% for the same respective periods. The net interest margin increased two basis points to 3.01% in 2001, compared to 2.99% in 2000. Net interest margin growth was constrained in 2001 by $138.5 million in leveraged securities purchases, which enhanced earnings and return on equity, but reduced net interest margin. In addition, the purchase of $25.0 million of BOLI also contributed to earnings and return on equity growth but reduced earning assets and related net interest income. Common stock repurchases totaling $22.2 million during 2001 further reduced earning assets and impacted net interest margin.

Provision for Loan Losses. The provision for loan losses decreased $791,000, or 54.9%, to $650,000 for 2001, compared to $1.4 million for 2000. The allowance for loan losses represented 1.03% of total loans, or 6.99 times non-performing loans at December 31, 2001, compared with 1.03% of total loans, or 5.17 times non-performing loans at December 31, 2000.

Non-interest Income. Non-interest income increased $2.2 million, or 96.3%, to $4.5 million for 2001, compared to $2.3 million for 2000. Net gains on sales of loans and securities totaled $587,000 for 2001, compared to net losses totaling $876,000 for 2000. Proceeds from the sales of loans and securities in 2001 were used to purchase BOLI, repurchase the Company's common stock and fund current operations. Sales of loans and securities and related gains and losses are dependent on market conditions, as well as the Company's liquidity and risk management needs. Income attributable to the increase in cash surrender value of BOLI, purchased in June 2001, amounted to $791,000 for 2001.

Non-interest Expense. Non-interest expense increased $1.2 million, or 5.1%, to $25.9 million for 2001, compared to $24.7 million for 2000. The increase was primarily attributable to increased healthcare and other benefit costs, including non-cash compensation expense related to the Company's ESOP totaling $1.2 million in 2001, compared to $932,000 in 2000. The increase in the ESOP expense was a result of the Company's stock price appreciation during 2001, as ESOP expense is determined based upon the market value of the shares when they are committed to be released. In addition, accrual of distributions on preferred capital securities issued in November 2001 amounted to $194,000 for 2001.

Non-interest expense (excluding core deposit amortization and distributions on preferred capital securities) divided by average assets was 1.23% for 2001, compared with 1.22% for the prior year. The efficiency ratio was 41.01% for 2001, compared with 40.41% in 2000.

Liquidity and Capital Resources

The Company's liquidity is a measure of its ability to generate sufficient cash flows to meet all of its current and future financial obligations and commitments. The Company's primary sources of funds are deposits; proceeds from principal and interest payments on loans and MBS; sales of loans, MBS and investments available for sale; maturities or calls of investment securities and advances from the Federal Home Loan Bank of New York ("FHLB-NY") and other borrowed funds. While maturities and scheduled amortization of loans and MBS are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by interest rates, economic conditions, and competition.

The primary investing activity of the Company is the origination of loans. During 2002, 2001 and 2000, the Company originated loans in the amounts of $623.5 million, $486.6 million and $329.2 million, respectively. The Company also purchases loans and mortgage-backed and investment securities. Purchases of mortgage loans totaled $27.6 million, $19.1 million and $87.8 million in 2002, 2001 and 2000, respectively. Purchases of MBS totaled $585.1 million, $549.1 million and $153.9 million in 2002, 2001 and 2000, respectively. Purchases of investment securities totaled $75.8 million, $59.3 million and $66.7 million for 2002, 2001 and 2000, respectively. The investing activities were funded primarily by principal repayments on loans and MBS of $920.2 million, $545.7 million and $329.4 million for 2002, 2001 and 2000, respectively. Additionally, proceeds from sales, calls and maturities of mortgage-backed and investment securities totaling $238.5 million, $407.8 million and $247.3 million for 2002, 2001 and 2000, respectively, provided additional liquidity. Liquidity was also provided by proceeds from sales of loans totaling $46.6 million, $46.6 million and $9.7 million for 2002, 2001 and 2000, respectively.

The Company has several other sources of liquidity, including FHLB-NY advances. At December 31, 2002, such advances totaled $140.7 million, of which $15.0 million are due in 2003. If necessary, the Company has additional borrowing capacity with the FHLB-NY, including an available overnight line of credit of up to $50.0 million. The Company also had other borrowings that provided additional liquidity, totaling $456.0 million at December 31, 2002, $45.0 million of which are contractually due in 2003. Other sources of liquidity include unpledged investment and mortgage-backed securities available for sale, with a market value totaling $421.6 million at December 31, 2002.

The Company anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 2002, the Company had commitments to originate and purchase mortgage loans of $113.0 million. The Company is obligated to pay $2.3 million under its lease agreements for branch and administrative facilities, of which $470,000 is due in 2003. Certificates of deposit scheduled to mature in one year or less totaled $453.6 million at December 31, 2002. Based upon historical experience, management estimates that a significant portion of such deposits will remain with the Company.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money due to inflation. The impact of inflation is reflected in the increased cost of the

Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Market Risk

Market risk is the risk of loss from adverse changes in market rates and prices. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Board of Directors reviews the Company's interest rate risk position quarterly. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest income, the market value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and its exposure limits.

The Company utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of fixed-rate mortgage loans having terms to maturity of not more than 22 years, adjustable-rate loans and consumer loans consisting primarily of home equity loans and lines of credit; (2) selling substantially all fixed-rate conforming mortgage loans with terms of thirty years without recourse and on a servicing-retained basis; (3) investing primarily in adjustable-rate and short average-life MBS, which may generally bear lower yields as compared to longer-term investments, but which better position the Company for increases in market interest rates, and holding these securities as available for sale; and (4) investing in U.S. government and agency securities that have call features which, historically, have significantly decreased the duration of such securities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk ("IRR") model which measures IRR by projecting the change in net interest income ("NII") and the economic value of equity ("EVE") over a range of interest rate scenarios. The EVE is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current value of off-balance sheet items.

The greater the potential change, positive or negative, in NII or EVE, the more interest rate risk is assumed to exist within the institution. The following table lists the Company's percentage change in NII and EVE assuming an immediate change of plus or minus up to 200 basis points from the level of interest rates at December 31, 2002 and 2001, as calculated by the Company.

Change in Interest Rates in Basis Points (Rate Shock)	Percentage Change in NII		Percentage Change in EVE	
	2002	2001	**2002**	2001
+200	**4**	10	**4**	4
+100	**3**	6	**1**	4
Static	—	—	—	—
-100	**-9**	-10	**-14**	-12
-200	**-21**	-20	**-24**	-24

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NII and EVE requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities and also does not consider the Company's strategic plans. Accordingly, although the EVE and NII models provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

The results of the IRR analysis described above depict the Company's asset sensitive position at December 31, 2002. This asset sensitivity is expected to decline somewhat in the coming months, as management anticipates that near-term cash flows from loan and MBS refinancing and prepayments will diminish. The Company has managed its IRR position with a rising rate bias at December 31, 2002, as management believes we are at or near the trough in the interest rate and economic cycle. Accordingly, IRR model results at December 31, 2002 under rising rate scenarios are favorable while results under declining rate scenarios are unfavorable. All results are within Board-approved risk management limits.

Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Market Risk

Market risk is the risk of loss from adverse changes in market rates and prices. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Board of Directors reviews the Company's interest rate risk position quarterly. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest income, the market value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and its exposure limits.

The Company utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of fixed-rate mortgage loans having terms to maturity of not more than 22 years, adjustable-rate loans and consumer loans consisting primarily of home equity loans and lines of credit; (2) selling substantially all fixed-rate conforming mortgage loans with terms of thirty years without recourse and on a servicing-retained basis; (3) investing primarily in adjustable-rate and short average-life MBS, which may generally bear lower yields as compared to longer-term investments, but which better position the Company for increases in market interest rates, and holding these securities as available for sale; and (4) investing in U.S. government and agency securities that have call features which, historically, have significantly decreased the duration of such securities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk ("IRR") model which measures IRR by projecting the change in net interest income ("NII") and the economic value of equity ("EVE") over a range of interest rate scenarios. The EVE is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current value of off-balance sheet items.

The greater the potential change, positive or negative, in NII or EVE, the more interest rate risk is assumed to exist within the institution. The following table lists the Company's percentage change in NII and EVE assuming an immediate change of plus or minus up to 200 basis points from the level of interest rates at December 31, 2002 and 2001, as calculated by the Company.

Change in Interest Rates in Basis Points (Rate Shock)	Percentage Change in NII		Percentage Change in EVE	
	2002	2001	**2002**	2001
+200	**4**	10	**4**	4
+100	**3**	6	**1**	4
Static	**—**	—	**—**	—
-100	**-9**	-10	**-14**	-12
-200	**-21**	-20	**-24**	-24

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NII and EVE requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities and also does not consider the Company's strategic plans. Accordingly, although the EVE and NII models provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

The results of the IRR analysis described above depict the Company's asset sensitive position at December 31, 2002. This asset sensitivity is expected to decline somewhat in the coming months, as management anticipates that near-term cash flows from loan and MBS refinancing and prepayments will diminish. The Company has managed its IRR position with a rising rate bias at December 31, 2002, as management believes we are at or near the trough in the interest rate and economic cycle. Accordingly, IRR model results at December 31, 2002 under rising rate scenarios are favorable while results under declining rate scenarios are unfavorable. All results are within Board-approved risk management limits.

Consolidated Statements of Financial Condition

December 31,	2002	2001
(Dollars in thousands, except share amounts)		
Assets		
Cash and due from banks	$ 21,695	$ 33,875
Federal funds sold	44,250	20,000
Total cash and cash equivalents	65,945	53,875
Federal Home Loan Bank of New York (FHLB-NY) stock, at cost	20,835	20,541
Investment securities available for sale	114,219	107,988
Mortgage-backed securities available for sale	790,562	642,716
Loans receivable, net	1,201,210	1,242,779
Interest and dividends receivable	11,055	12,039
Premises and equipment, net	15,882	16,014
Core deposit intangibles	4,568	5,411
Other assets	32,758	37,556
Total assets	$2,257,034	$2,138,919
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$1,387,986	$1,315,264
Borrowed funds	596,663	545,814
Advances by borrowers for taxes and insurance	9,615	9,735
Other liabilities	16,570	12,979
Total liabilities	2,010,834	1,883,792
Commitments and contingencies (Note 13)		
Company-obligated mandatorily redeemable preferred capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company	25,000	25,000
Stockholders' Equity		
Preferred stock; authorized 10,000,000 shares; issued and outstanding—none	—	—
Common stock, $.01 par value, 85,000,000 shares authorized; 43,106,742 and 28,422,028 shares issued and outstanding in 2002 and 43,106,742 and 30,940,117 shares issued and outstanding in 2001	430	430
Paid-in capital	203,229	201,858
Retained earnings	163,681	148,463
Accumulated other comprehensive income	9,776	2,178
Common stock acquired by the Employee Stock Ownership Plan (ESOP)	(9,404)	(10,321)
Common stock acquired by the Recognition and Retention Plan (RRP)	(1,032)	(1,910)
Treasury stock (14,586,591 and 12,088,836 common shares in 2002 and 2001, respectively)	(145,480)	(110,571)
Total stockholders' equity	221,200	230,127
Total liabilities and stockholders' equity	$2,257,034	$2,138,919

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

Year Ended December 31,	2002	2001	2000
(Dollars in thousands, except per share data)			
Interest income:			
Loans	**$ 84,219**	$ 89,678	$ 84,174
Investment and mortgage-backed securities available for sale	**41,783**	43,907	52,615
Total interest income	**126,002**	133,585	136,789
Interest expense:			
Deposits:			
NOW and money market demand	**7,725**	9,654	9,452
Savings	**3,543**	3,790	3,744
Certificates of deposit	**21,189**	33,764	34,783
Total interest expense—deposits	**32,457**	47,208	47,979
Borrowed funds	**29,964**	27,476	30,893
Total interest expense	**62,421**	74,684	78,872
Net interest income	**63,581**	58,901	57,917
Provision for loan losses	**1,310**	650	1,441
Net interest income after provision for loan losses	**62,271**	58,251	56,476
Non-interest income:			
Fees and service charges	**3,892**	2,416	2,400
Net gain (loss) on sales of loans and securities	**525**	587	(876)
Income on Bank Owned Life Insurance (BOLI)	**1,499**	791	—
Other, net	**627**	661	745
Total non-interest income	**6,543**	4,455	2,269
Non-interest expense:			
Compensation and benefits	**16,743**	15,377	14,685
Occupancy	**2,259**	2,255	2,312
Equipment	**1,695**	1,698	1,692
Advertising	**983**	1,062	1,102
Federal deposit insurance premium	**234**	235	258
Amortization of core deposit intangibles	**843**	848	847
Distributions on preferred capital securities	**1,978**	194	—
General and administrative	**4,524**	4,265	3,782
Total non-interest expense	**29,259**	25,934	24,678
Income before income tax expense	**39,555**	36,772	34,067
Income tax expense	**13,482**	11,461	11,099
Net income	**$ 26,073**	$ 25,311	$ 22,968
Basic earnings per share	**$0.91**	$0.84	$0.69
Diluted earnings per share	**$0.89**	$0.82	$0.68
Weighted average shares outstanding—Basic	**28,608,310**	30,291,022	33,436,961
Weighted average shares outstanding—Diluted	**29,379,350**	30,975,799	33,755,431

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Common Stock Acquired by ESOP	Common Stock Acquired by RRP	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 1999	$431	$200,781	$117,922	$(17,302)	$(12,156)	$(3,867)	$ (41,229)	$244,580
Comprehensive income:								
Net income for the year ended December 31, 2000	—	—	22,968	—	—	—	—	22,968
Other comprehensive income:								
Unrealized holding gains arising during the period (net of tax of $4,749)	—	—	—	8,184	—	—	—	8,184
Reclassification adjustment for losses in net income (net of tax of $314)	—	—	—	584	—	—	—	584
Total comprehensive income								31,736
Cash dividends declared ($0.24 per share)	—	—	(8,072)	—	—	—	—	(8,072)
Exercise of stock options	—	—	(224)	—	—	—	367	143
Tax benefit on stock options and awards	—	690	—	—	—	—	—	690
Purchase and retirement of common stock	(1)	(278)	—	—	—	—	—	(279)
Purchases of treasury stock	—	—	—	—	—	—	(48,646)	(48,646)
Amortization of RRP	—	—	—	—	—	1,079	—	1,079
ESOP expense	—	71	(57)	—	918	—	—	932
Balance at December 31, 2000	430	201,264	132,537	(8,534)	(11,238)	(2,788)	(89,508)	222,163
Comprehensive income:								
Net income for the year ended December 31, 2001	—	—	25,311	—	—	—	—	25,311
Other comprehensive income:								
Unrealized holding gains arising during the period (net of tax of $6,014)	—	—	—	11,115	—	—	—	11,115
Reclassification adjustment for gains in net income (net of tax of $(218))	—	—	—	(403)	—	—	—	(403)
Total comprehensive income								36,023
Cash dividends declared ($0.30 per share)	—	—	(9,147)	—	—	—	—	(9,147)
Exercise of stock options	—	—	(238)	—	—	—	1,164	926
Tax benefit on stock options and awards	—	394	—	—	—	—	—	394
Purchase and retirement of common stock	—	(110)	—	—	—	—	—	(110)
Purchases of treasury stock	—	—	—	—	—	—	(22,227)	(22,227)
Amortization of RRP	—	—	—	—	—	878	—	878
ESOP expense	—	310	—	—	917	—	—	1,227
Balance at December 31, 2001	430	201,858	148,463	2,178	(10,321)	(1,910)	(110,571)	230,127
Comprehensive income:								
Net income for the year ended December 31, 2002	—	—	**26,073**	—	—	—	—	**26,073**
Other comprehensive income:								
Unrealized holding gains arising during the period (net of tax of $4,292)	—	—	—	**7,921**	—	—	—	**7,921**
Reclassification adjustment for gains in net income (net of tax of $(174))	—	—	—	**(323)**	—	—	—	**(323)**
Total comprehensive income								**33,671**
Cash dividends declared ($0.36 per share)	—	—	**(10,313)**	—	—	—	—	**(10,313)**
Exercise of stock options	—	—	**(542)**	—	—	—	**846**	**304**
Tax benefit on stock options and awards	—	**1,181**	—	—	—	—	—	**1,181**
Purchase and retirement of common stock	—	**(273)**	—	—	—	—	—	**(273)**
Purchases of treasury stock	—	—	—	—	—	—	**(35,755)**	**(35,755)**
Amortization of RRP	—	—	—	—	—	**878**	—	**878**
ESOP expense	—	**463**	—	—	**917**	—	—	**1,380**
Balance at December 31, 2002	**$430**	**$203,229**	**$163,681**	**$ 9,776**	**$ (9,404)**	**$(1,032)**	**$(145,480)**	**$221,200**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
(Dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 26,073	$ 25,311	$ 22,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	1,416	1,353	1,339
Amortization of core deposit intangibles	843	848	847
ESOP expense	1,380	1,227	932
Amortization of RRP	878	878	1,079
Income on BOLI	(1,499)	(791)	—
Provision for loan losses	1,310	650	1,441
Provision for losses on real estate owned	—	3	—
Net (gain) loss on sales of loans and securities	(525)	(587)	876
Loans originated for sale	(41,655)	(51,968)	(10,041)
Proceeds from sales of mortgage loans available for sale	46,587	46,625	9,786
Net loss (gain) on sales of real estate owned	10	(188)	(14)
Net loss on sales of premises and equipment	—	102	—
Net amortization of premiums and accretion of discounts and deferred fees	5,022	3,194	387
Decrease (increase) in interest and dividends receivable	984	1,442	(1,203)
Tax benefit on stock options and awards	1,181	394	690
(Decrease) increase in other liabilities	(526)	878	1,901
Decrease (increase) in other assets	6,327	(5,506)	(1,391)
Net cash provided by operating activities	47,806	23,865	29,597
Cash flows from investing activities:			
Proceeds from sales, calls and maturities of investment securities available for sale	71,440	193,199	52,979
Proceeds from sales of mortgage-backed securities available for sale	167,067	214,637	194,330
Proceeds from sales of real estate owned	157	785	523
Purchases of investment securities available for sale	(75,807)	(59,254)	(66,684)
Purchases of mortgage-backed securities available for sale	(585,059)	(549,076)	(153,921)
Principal payments on mortgage-backed securities	275,482	146,924	91,839
Origination of loans	(581,893)	(434,666)	(319,149)
Purchases of mortgage loans	(27,633)	(19,099)	(87,829)
Principal repayments on loans	644,674	398,735	237,588
Purchase of FHLB-NY stock	(294)	(898)	(1,543)
Purchase of BOLI	—	(25,000)	—
Purchases of premises and equipment	(1,284)	(1,563)	(928)
Proceeds from sales of premises and equipment	—	186	—
Net cash used in investing activities	(113,150)	(135,090)	(52,795)
Cash flows from financing activities:			
Stock options exercised	304	926	143
Cash dividends paid	(10,313)	(9,147)	(13,844)
Net proceeds from issuance of preferred capital securities	—	24,171	—
Net increase in deposits	72,722	95,928	5,612
Net decrease in short-term borrowed funds	—	(25,000)	(10,000)
Proceeds from borrowed funds	117,000	325,000	521,000
Repayment of borrowed funds	(66,151)	(260,141)	(427,045)
Net (decrease) increase in advances by borrowers for taxes and insurance	(120)	581	769
Purchases of treasury stock	(35,755)	(22,227)	(48,646)
Purchase and retirement of common stock	(273)	(110)	(279)
Net cash provided by financing activities	77,414	129,981	27,710
Net increase in cash and cash equivalents	12,070	18,756	4,512
Cash and cash equivalents at beginning of year	53,875	35,119	30,607
Cash and cash equivalents at end of year	$ 65,945	$ 53,875	$ 35,119
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 62,147	$ 75,543	$ 78,096
Income taxes	9,863	16,377	11,360
Non-cash investing and financing activities for the year:			
Transfer of loans to real estate owned	197	385	300

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a description of the significant accounting policies used in preparation of the accompanying consolidated financial statements of First Sentinel Bancorp, Inc. and Subsidiaries (the "Company").

Principles of Consolidation
The consolidated financial statements are comprised of the accounts of the Company and its wholly-owned subsidiaries, First Sentinel Capital Trust I, First Sentinel Capital Trust II, First Savings Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, FSB Financial Corp. and 1000 Woodbridge Center Drive, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

Comprehensive Income
Comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items recorded directly to equity, such as unrealized gains and losses on securities available for sale.

Comprehensive income is presented in the consolidated statements of stockholders' equity.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from depository institutions and federal funds sold. Generally, federal funds sold are sold for a one-day period.

Investment and Mortgage-Backed Securities
Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale, held to maturity, or trading at the purchase date. Securities available for sale include debt, mortgage-backed and marketable equity securities that are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions. These securities are reported at fair value with unrealized gains and losses, net of tax, included as a separate component of stockholders' equity. Upon realization, such gains and losses are included in earnings using the specific identification method.

Trading account securities are adjusted to market value through earnings. Gains and losses from adjusting trading account securities to market value and from the sale of these securities are included in Non-interest Income.

Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are carried at amortized historical cost and consist of those securities for which there is a positive intent and ability to hold to maturity. All securities are adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

Federal Home Loan Bank of New York Stock
The Bank, as a member of the FHLB-NY, is required to hold shares of capital stock in the FHLB-NY in an amount equal to the greater of 1% of the Bank's outstanding balance of residential mortgage loans or 5% of its outstanding advances from the FHLB-NY.

Loans Receivable, Net
Loans receivable, other than loans held for sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination and commitment fees, and the allowance for loan losses.

Loans are classified as non-accrual when they are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collectibility. If, however, a loan meets the above criteria, but a current appraisal of the property indicates that the total outstanding balance is less than 55% of the appraised value and the loan is in the process of collection, the loan is not classified as non-accrual. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income. Interest received on non-accrual loans is generally credited to interest income for the current period. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Discounts are accreted and premiums amortized to income using the level-yield method over the estimated lives of the loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments.

The Company has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family and construction loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. Income recognition policies for impaired loans are the same as non-accrual loans.

Loans held for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method. Management determines the appropriate classification of loans as either held to maturity or held for sale at origination, in conjunction with the Company's overall asset/liability management strategy.

The majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio and real estate owned is susceptible to changes in market conditions.

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Real Estate Owned, Net

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, while expenses of holding foreclosed properties are charged to operations as incurred.

Core Deposit Intangibles

Core deposit intangible premiums arising from the acquisition of deposits are amortized to expense over the expected life of the acquired deposit base (7 to 15 years) using the straight-line method. Management periodically reviews the potential impairment of the core deposit intangible asset on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down, representing the carrying amount of the intangible asset which exceeds the present value of the estimated expected future cash flows, would be recorded as a period expense. Amortization of core deposit intangibles for the years ended December 31, 2002, 2001 and 2000, was $843,000, $848,000 and $847,000, respectively. Annual amortization for each of the subsequent five years is projected to approximate $840,000 per year.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from three years to forty years depending on the asset or lease. Repair and maintenance items are expensed and improvements are capitalized. Upon retirement or sale, any gain or loss is recorded to operations.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Employee Benefit Plans

Pension plan costs, based on actuarial computation of current and future benefits for employees, are charged to expense and are funded based on the maximum amount that can be deducted for Federal income tax purposes.

The Company accrues the expected cost of providing health care and other benefits to employees subsequent to their retirement during the estimated service periods of the employees.

The Company applies the "intrinsic value based method" as described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation. No employee compensation cost for stock options is reflected in net income, as all options granted under the Company's stock option plans had exercise prices greater than or equal to the market value of the underlying common stock on the date of grant. Stock awarded to employees under the Company's Recognition and Retention Plan is expensed by the Company over the awards' vesting period based upon the fair market value of the stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions for stock-based compensation pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation," amended by SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosures" (in thousands, except per share data):

	2002	2001	2000
Net income, as reported	**$26,073**	$25,311	$22,968
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects (RRP awards)	**571**	571	701
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all options and RRP awards, net of related tax effects	**1,328**	1,313	1,440
Pro forma net income	**$25,316**	$24,569	$22,229
Earnings per share:			
Basic—as reported	**$0.91**	$0.84	$0.69
Basic—pro forma	**0.88**	0.81	0.66
Diluted—as reported	**$0.89**	$0.82	$0.68
Diluted—pro forma	**0.86**	0.79	0.66

Stock earned under the Bank's ESOP is expensed at the then current fair market value when shares are committed to be released.

Earnings Per Share

Basic earnings per share is calculated by dividing net income by the daily average number of common shares outstanding during the period. Diluted earnings per share is computed similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares were issued utilizing the treasury stock method. All share amounts exclude unallocated shares held by the ESOP.

(Dollars in thousands, except per share data):

	2002	2001	2000
Net income	**$26,073**	$25,311	$22,968
Basic weighted average common shares outstanding	**28,608,310**	30,291,022	33,436,961
Plus:			
Dilutive stock options	**705,621**	611,853	286,164
Dilutive awards	**65,419**	72,924	32,306
Diluted weighted average common shares outstanding	**29,379,350**	30,975,799	33,755,431
Net income per common share:			
Basic	**$0.91**	$0.84	$0.69
Diluted	**0.89**	0.82	0.68

(2) INVESTMENT SECURITIES

A summary of investment securities at December 31, is as follows (in thousands):

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment Securities Available For Sale				
U.S. Government and Agency obligations	**$ 53,904**	**$1,133**	**$ —**	**$ 55,037**
State and political obligations	**11,811**	**848**	**—**	**12,659**
Corporate obligations	**35,418**	**1,499**	**(1,497)**	**35,420**
Equity securities	**10,953**	**420**	**(270)**	**11,103**
Total investment securities available for sale	**$112,086**	**$3,900**	**$(1,767)**	**$114,219**

2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment Securities Available For Sale				
U.S. Government and Agency obligations	$ 26,999	$ 168	$ (153)	$ 27,014
State and political obligations	14,029	146	(146)	14,029
Corporate obligations	60,330	1,414	(2,387)	59,357
Equity securities	8,051	85	(548)	7,588
Total investment securities available for sale	$109,409	$1,813	$(3,234)	$107,988

The cost and estimated fair value of debt investment securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations at par value without prepayment penalties.

	Amortized cost	Estimated market value
Investment Securities Available For Sale		
Due in:		
Less than one year	$ 2,638	$ 2,652
One to five years	54,642	56,764
Five to ten years	18,774	19,511
Greater than ten years	25,079	24,189
	$101,133	$103,116

The realized gross gains and losses from sales are as follows:

Year Ended December 31,	2002	2001	2000
Gross realized gains	$ 1,168	$1,061	$ 301
Gross realized losses	(2,830)	(696)	(729)
	$(1,662)	$ 365	$(428)

Investment securities with an amortized cost of $39.9 million at December 31, 2002, are pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all otherwise unpledged, qualifying investment securities, including those available for sale, are pledged to secure advances from the FHLB-NY (see Note 8).

(3) MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at December 31, is as follows (in thousands):

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Mortgage-Backed Securities Available For Sale				
FHLMC	$327,450	$ 6,263	$ (7)	$333,706
GNMA	29,615	1,086	—	30,701
FNMA	300,668	4,746	(27)	305,387
Collateralized mortgage obligations	119,941	911	(84)	120,768
Total mortgage-backed securities available for sale	$777,674	$13,006	$(118)	$790,562

2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Mortgage-Backed Securities Available For Sale				
FHLMC	$300,358	$3,596	$ (193)	$303,761
GNMA	45,257	1,002	—	46,259
FNMA	154,686	1,103	(170)	155,619
Collateralized mortgage obligations	137,689	446	(1,058)	137,077
Total mortgage-backed securities available for sale	$637,990	$6,147	$(1,421)	$642,716

Collateralized mortgage obligations ("CMOs") issued by FHLMC, FNMA, GNMA and private interests amounted to $64.9 million, $37.2 million, $1.8 million and $16.8 million, respectively, at December 31, 2002, and $58.2 million, $33.1 million, $4.6 million and $41.2 million, respectively, at December 31, 2001. The privately-issued CMOs have generally been underwritten by large investment banking firms, with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are "AAA" rated by one or more of the nationally recognized securities rating agencies. The privately-issued CMOs are subject to certain credit-related risks normally not associated with U.S. Government Agency CMOs. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements, as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the credit worthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the CMO holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses and, therefore, has not provided an allowance for losses on its privately-issued CMOs.

The realized gross gains and losses from sales are as follows (in thousands):

Year Ended December 31,	2002	2001	2000
Gross realized gains	$2,321	$ 778	$ 558
Gross realized losses	(166)	(523)	(1,028)
	$2,159	$ 255	$ (470)

Mortgage-backed securities with an amortized cost of $348,700 at December 31, 2002, were pledged as collateral to secure deposits held for municipalities within the State of New Jersey. Mortgage-backed securities with an amortized cost of $431.1 million at December 31, 2002, were pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all otherwise unpledged, qualifying mortgage-backed securities are pledged to secure advances from the FHLB-NY (see Note 8). The contractual maturities of mortgage-backed securities generally exceed ten years, however, the effective lives are expected to be shorter due to prepayments of the underlying mortgages.

(4) LOANS RECEIVABLE, NET

A summary of loans receivable at December 31, is as follows (in thousands):

	2002	2001
Loans Receivable		
Real estate mortgages:		
One-to-four family	$ 835,593	$ 857,973
Multi-family and commercial	177,353	191,202
Home equity	110,835	112,958
	1,123,781	1,162,133
Real estate construction	139,228	136,719
Consumer	12,537	21,347
Total loans receivable	1,275,546	1,320,199
Loans in process	(62,137)	(65,129)
Net unamortized premium and deferred expenses	631	641
Allowance for loan losses	(12,830)	(12,932)
	(74,336)	(77,420)
Loans receivable, net	$1,201,210	$1,242,779

Loans receivable included loans held for sale totaling $563,000 and $5.5 million at December 31, 2002 and 2001, respectively.

The Company serviced loans for others in the amount of $106.1 million, $96.1 million and $75.8 million at December 31, 2002, 2001 and 2000, respectively. Related servicing income earned on loans serviced for others totaled $204,000, $193,000 and $177,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Loans in the amount of $3.7 million and $1.7 million were outstanding to directors and executive officers of the Bank and their related interests at December 31, 2002 and 2001, respectively. During 2002, new extensions of credit totaled $2.3 million while repayments by directors and executive officers of the Bank totaled $300,000. New extensions of credit consisted primarily of one loan totaling $2.1 million which is secured by commercial real estate. The remaining loans to directors and executive officers of the Bank and their related interests consisted primarily of loans secured by mortgages on residential properties.

The Company has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB-NY (see Note 8).

A summary of non-performing assets at December 31, is as follows (in thousands):

	2002	2001
Non-accrual loans	$1,541	$1,787
Loans 90 days or more delinquent and still accruing	223	62
Total non-performing loans	1,764	1,849
Real estate owned (included in Other assets)	72	42
Total non-performing assets	$1,836	$1,891

At December 31, 2002 and 2001, the impaired loan portfolio totaled $518,000 and $291,000, respectively, for which general and specific allocations to the allowance for loan losses of $90,000 and $46,000 were identified at December 31, 2002 and 2001, respectively. The average balance of impaired loans during 2002, 2001 and 2000 was $306,000, $195,000 and $195,000, respectively.

If interest income on non-accrual and impaired loans had been current in accordance with their original terms, approximately $118,000, $130,000 and $193,000 of interest income for the years ended December 31, 2002, 2001 and 2000, respectively, would have been recorded. Interest income recognized on non-accrual and impaired loans totaled $129,000, $103,000 and $132,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans are classified as non-performing.

An analysis of the allowance for loan losses for the years ended December 31, is as follows (in thousands):

	2002	2001	2000
Balance at beginning of year	$12,932	$12,341	$11,004
Provision charged to operations	1,310	650	1,441
	14,242	12,991	12,445
Charge-offs	(1,440)	(71)	(104)
Recoveries	28	12	—
Balance at end of year	$12,830	$12,932	$12,341

(5) INTEREST AND DIVIDENDS RECEIVABLE

A summary of interest and dividends receivable at December 31, is as follows (in thousands):

	2002	2001
Loans	$ 5,152	$ 5,696
Investment securities	1,322	1,663
Mortgage-backed securities	4,581	4,680
Interest and dividends receivable	$11,055	$12,039

(6) PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31, are summarized as follows (in thousands):

	2002	2001
Land	$ 4,435	$ 3,870
Buildings and improvements	14,146	13,832
Leasehold improvements	1,288	1,285
Furnishings, equipment and automobiles	9,804	9,006
Construction in progress	621	1,085
Total	30,294	29,078
Accumulated depreciation and amortization	(14,412)	(13,064)
Premises and equipment, net	$ 15,882	$ 16,014

(7) DEPOSITS

Deposits at December 31, are summarized as follows (dollars in thousands):

	2002			2001		
	Amount	Interest rate range	Weighted average rate	Amount	Interest rate range	Weighted average rate
Non-interest bearing demand	$ 71,330	—%	—%	$ 57,350	—%	—%
NOW and money market	501,024	0.75 – 1.36	1.15	427,008	1.02 – 2.26	1.93
Savings	212,959	1.24 – 2.43	1.38	176,559	1.74 – 3.23	2.21
Certificates of deposit	602,673	0.90 – 7.72	2.97	654,347	1.74 – 7.72	4.16
	$1,387,986	0 – 7.72%	1.92%	$1,315,264	0 – 7.72%	2.99%

The scheduled maturities of certificates of deposit at December 31, 2002 are as follows (in thousands):

One year or less	$453,570
After one to two years	58,238
After two to three years	22,610
After three to four years	14,522
After four to five years	27,697
After five years	26,036
	$602,673

Included in deposits at December 31, 2002 and 2001, are $277.1 million and $200.3 million of deposits of $100,000 and over, and $138,900 and $236,000, respectively, of accrued interest payable on deposits.

(8) BORROWED FUNDS

Federal Home Loan Bank-New York Advances

Advances from the FHLB-NY at December 31, are summarized as follows (dollars in thousands):

	2002		2001	
Maturity	Amount	Weighted average interest rate	Amount	Weighted average interest rate
2002	$ —	—%	$ 25,000	2.03%
2003	15,000	5.68	15,000	5.68
2005	45,000	5.15	45,000	5.15
2006	35,000	4.68	35,000	4.68
2007	5,663	7.32	5,814	7.32
2009	5,000	5.52	5,000	5.52
2011	35,000	5.37	35,000	5.37
	$140,663	5.24%	$165,814	4.76%

The Company has entered into FHLB-NY advances that have call features that may be exercised by the FHLB-NY, at par, at predetermined dates. Such advances totaled $100.0 million at December 31, 2002 and 2001, respectively. The maximum amount of FHLB-NY advances outstanding at any month-end during the years ended December 31, 2002 and 2001 was $165.8 million. The average amount of FHLB-NY advances outstanding during the years ended December 31, 2002 and 2001 was $151.1 million and $128.5 million, respectively. As of December 31, 2002, all FHLB-NY advances had fixed rates. As of December 31, 2001, $5.0 million of FHLB-NY advances had adjustable rates, with the remainder bearing fixed rates of interest.

Advances from the FHLB-NY were secured by pledges of FHLB-NY stock of $20.8 million and $20.5 million at December 31, 2002 and 2001, respectively, and a blanket assignment of the Company's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities. Such loans and securities remain under the control of the Company.

The Company had an available overnight line of credit with the FHLB-NY for a maximum of $50.0 million at December 31, 2002.

Other Borrowings

The following is a summary of other borrowings at December 31, (dollars in thousands):

	2002		2001	
Maturity	Amount	Weighted average interest rate	Amount	Weighted average interest rate
2002	$ —	—%	$ 30,000	4.17%
2003	45,000	4.17	40,000	4.35
2004	126,000	5.03	105,000	5.35
2005	126,000	4.76	65,000	6.03
2006	48,000	4.84	35,000	4.89
2007	6,000	4.89	—	—
2008	35,000	5.09	35,000	5.09
2009	30,000	5.64	30,000	5.64
2010	25,000	6.47	25,000	6.47
2011	15,000	5.07	15,000	5.07
	$456,000	4.97%	$380,000	5.29%

The maximum amount of other borrowings outstanding at any month-end during the years ended December 31, 2002 and 2001 was $461.0 million and $425.0 million, respectively. The average amount of other borrowings outstanding during the years ended December 31, 2002 and 2001 was $436.8 million and $367.2 million, respectively. Securities underlying other borrowings included mortgage-backed and investment securities, which had an amortized cost of $471.0 million and $400.7 million, with market values of $480.7 million and $405.3 million at December 31, 2002 and 2001, respectively. The securities underlying the other borrowing agreements are under the Company's control. At December 31, 2002 and 2001, $136.0 million and $295.0 million, respectively, of other borrowings were callable at par, at defined dates and at the lender's discretion prior to the contractual maturity of the borrowings.

(9) REGULATORY MATTERS

Subject to applicable law, the Board of Directors of the Bank may provide for the payment of dividends. New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital stock of the Bank will not be impaired and either the Bank will have a statutory surplus of not less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the statutory surplus of the Bank.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Institutions categorized as "undercapitalized" or worse are subject to certain restrictions on the payment of dividends and management fees, restrictions on asset growth and executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the regulatory agencies, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized" it must generally be placed in receivership or

conservatorship within 90 days. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio, as defined, of 2% or less.

To be considered "well capitalized," an institution must generally have a leverage ratio (Tier 1 capital to average total assets), as defined, of at least 5.0%; a Tier 1 risk-based capital ratio, as defined, of at least 6.0%; and a total risk-based capital ratio, as defined, of at least 10.0%.

Management believes that, as of December 31, 2002, the Bank met all capital adequacy requirements to which it was subject. Further, the most recent FDIC notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a "well capitalized" institution (dollars in thousands):

			FDIC Requirements			
	Bank actual		Minimum capital adequacy		For classification as well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
Leverage (Tier 1) capital	**$190,396**	**8.47%**	**$89,965**	**4.00%**	**$112,457**	**5.00%**
Risk-based capital:						
Tier 1	**190,396**	**17.83**	**42,714**	**4.00**	**64,071**	**6.00**
Total	**203,226**	**19.03**	**85,428**	**8.00**	**106,785**	**10.00**
December 31, 2001						
Leverage (Tier 1) capital	$189,250	9.09%	$83,297	4.00%	$104,121	5.00%
Risk-based capital:						
Tier 1	189,250	17.48	43,312	4.00	64,968	6.00
Total	202,182	18.67	86,624	8.00	108,280	10.00

(10) INCOME TAXES

Income tax expense applicable to income for the years ended December 31, consists of the following (in thousands):

	2002	2001	2000
Federal:			
Current	**$13,626**	$12,667	$11,388
Deferred	**(801)**	(1,271)	(514)
	12,825	11,396	10,874
State:			
Current	**657**	65	225
Deferred	—	—	—
	657	65	225
	$13,482	$11,461	$11,099

A reconciliation between the effective income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for the years ended December 31, is as follows (dollars in thousands):

	2002	2001	2000
Income before income taxes	**$39,555**	$36,772	$34,067
Applicable statutory federal tax rate	**35%**	35%	35%
Computed "expected" federal income tax expense	**13,844**	12,870	11,923
Increase (decrease) in federal income tax expense resulting from:			
State income taxes, net of federal benefit	**427**	42	146
Income on BOLI	**(525)**	(277)	—
Change in valuation allowance	**880**	—	—
Other items, net	**(1,144)**	(1,174)	(970)
	$13,482	$11,461	$11,099

The tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows (in thousands):

	2002	2001
Deferred Tax Assets		
Provision for loan losses—book	**$4,754**	$4,526
Postretirement medical benefits	**693**	640
Tax depreciation less than book depreciation	**194**	183
Retirement benefits	**1,494**	542
Stock awards	**163**	154
Core deposit intangibles	**500**	471
State Alternative Minimum Assessment in excess of Corporation Business Tax	**469**	—
Other	**2**	501
Gross deferred tax assets	**8,269**	7,017
Valuation Allowance	**(880)**	—
Total deferred tax assets	**7,389**	7,017
Deferred Tax Liabilities		
Provision for loan losses—tax	—	291
Unrealized gain on securities available for sale	**5,245**	1,127
Deferred points	**317**	450
Other	**55**	60
Total deferred tax liabilities	**5,617**	1,928
Net deferred tax asset	**$1,772**	$5,089

Retained earnings at December 31, 2002 and 2001, included approximately $18.1 million for which no provision for income tax has been made. This amount represented an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions, excess distributions to shareholders or a change in Federal tax law. At December 31, 2002 and 2001, the Company had an unrecognized tax liability of $6.5 million with respect to this reserve.

Included in other comprehensive income is income tax expense attributable to net unrealized gains on securities available for sale in the amounts of $4.1 million, $5.8 million and $5.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, income tax benefit of $1.2 million, $394,000 and $690,000 was recognized in 2002, 2001 and 2000, respectively, related to the exercise or disqualifying disposition of stock options and awards.

In 2002, the Company established an $880,000 valuation allowance pertaining to certain state deferred tax assets which are not expected to be realized based upon projected future taxable income. Management has determined that it is more likely than not that it will realize the net deferred tax assets based upon the nature and timing of the items listed above. There can be no assurances, however, that there will be no significant differences in the future between taxable income and pretax book income if circumstances change. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income. Management has projected that the Company will generate sufficient taxable income to utilize the net deferred tax asset; however, there can be no assurance that such levels of taxable income will be generated.

(11) EMPLOYEE BENEFIT PLANS

The Company is a participant in the Financial Institutions Retirement Fund, a multi-employer defined benefit plan. All employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Pension expense was $602,000, $384,000 and $160,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial Institutions Retirement Fund does not segregate its assets, liabilities or costs by participating employer. Therefore, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense attributable to the Company cannot be made.

The Company has a Supplemental Executive Retirement Plan ("SERP I"), which provides postemployment supplemental retirement benefits to certain officers of the Company. SERP I is a non-qualified employee benefit plan.

The Company has a non-pension postretirement benefit plan ("Other Benefits"), which provides certain healthcare benefits to eligible employees hired prior to January 1, 1993. The plan is unfunded as of December 31, 2002, and the obligation is included in Other liabilities as an accrued postretirement benefit cost.

The following table shows the change in benefit obligation, the funded status for SERP I and Other Benefits, and accrued cost at December 31, (dollars in thousands):

	SERP I		Other Benefits	
	2002	2001	**2002**	2001
Benefit obligation at beginning of year	**$ 1,640**	$ 1,328	**$ 1,661**	$ 1,521
Service cost	**27**	117	**62**	61
Interest cost	**110**	100	**119**	123
Actuarial loss (gain)	**1**	95	**258**	(3)
Benefits paid	**—**	—	**(38)**	(41)
Benefit obligation at the end of the year	**$ 1,778**	$ 1,640	**$ 2,062**	$ 1,661
Funded status	**$(1,778)**	$(1,640)	**$(2,062)**	$(1,661)
Unrecognized net actuarial loss (gain)	**282**	237	**193**	(64)
Accrued benefit cost	**$(1,496)**	$(1,403)	**$(1,869)**	$(1,725)
Weighted average assumptions as of December 31:				
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%

Net periodic cost at December 31, includes the following components (in thousands):

	SERP I			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 27**	$117	$104	**$ 62**	$ 61	$ 63
Interest cost	**110**	100	85	**119**	123	99
Amortization of net actuarial gain	**—**	—	—	**—**	—	(4)
Net periodic cost	**$137**	$217	$189	**$181**	$184	$158

For measurement purposes, a ten percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, grading down one percent per year for six years to an ultimate level of five percent per annum, compounded annually. Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects (in thousands):

	One Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 43	$ (30)
Effect on Other Benefits obligation	418	(325)

The Company also maintains an incentive savings plan for eligible employees. Employees may make contributions to the plan of 2% to 15% of their compensation. For the first 6% of the employee's contribution, the Company contributes

25% of that amount to the employee's account. At the end of the plan year, the Company may make an additional contribution to the plan. The contributions under this plan were $102,000, $94,000 and $89,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has an additional Supplemental Executive Retirement Plan ("SERP II"), which provides a participant the benefits that he would have received under the ESOP and the incentive savings plan if certain Internal Revenue Code benefit limitations did not apply. Upon normal retirement, the participant also would receive any benefits he would have received under the ESOP had he remained in service throughout the term of the ESOP loan and all unallocated shares in the ESOP that were acquired by an ESOP loan were allocated to ESOP participants. Vesting under SERP II is subject to a five year graded vesting schedule. The Company recognized expense related to SERP II totaling $564,000, $52,000 and $50,000 for the years ended December 31, 2002, 2001 and 2000, respectively. 2002 expense included $519,000 in supplemental benefits accrued in connection with the normal retirement of the Company's former President and CEO.

Recognition and Retention Plan

The Company maintains a Recognition and Retention Plan ("RRP") for the benefit of directors, officers and key employees. In 1998, the Board of Directors and stockholders approved the granting of 662,014 shares as awards under the 1998 Stock-Based Incentive Plan ("1998 Plan"). As of December 31, 2002, the Company had granted 641,799 shares under the 1998 Plan.

RRP awards are granted in the form of shares of common stock held by the RRP. Awards granted in 1998 vest over a five-year period at a rate of 20% per year, commencing one year from the date of the award grant.

Amortization of the RRP was $878,000, $878,000 and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization in 2000 included $151,000 in accelerated expense due to the death of one of the Company's Directors.

Employee Stock Ownership Plan

The Company maintains an ESOP for eligible employees who have completed a twelve-month period of employment with the Company. ESOP shares were purchased in each of the Company's public offerings. Funds for the purchase of shares were borrowed from the Bank's parent, First Sentinel Bancorp. Shares purchased by the ESOP are held by a trustee for allocation among participants as the loan is repaid. The Company, at its discretion, contributes funds, in cash, to pay principal and interest on the ESOP loan. The number of shares of common stock released each year is proportional to the amount of principal and interest paid on the ESOP loan for the year. Dividends paid on unallocated ESOP shares are used to repay the loan. Unallocated ESOP shares are not considered outstanding for purposes of calculating earnings per share. At December 31, 2002, there were 1,034,426 unallocated ESOP shares with a market value of $14.9 million.

The Company recognizes compensation expense based on the fair value of shares committed to be released. Compensation expense recognized for 2002, 2001 and 2000 amounted to $1.4 million, $1.2 million and $932,000, respectively. The Company allocated 100,920 shares per year during 2002, 2001 and 2000.

Stock Option Plans

The Company maintains stock option plans (the "Plans") for the benefit of directors, officers, and other key employees of the Company. Options granted under the Plans are exercisable over a period not to exceed ten years from the date of grant. The following table summarizes the options granted and exercised under the Plans during the periods indicated and their respective weighted average exercise price:

	2002		2001		2000	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	**2,067,513**	**$ 7.63**	2,285,844	$7.65	2,297,996	$7.55
Granted	**25,000**	**14.00**	—	—	31,437	9.00
Forfeited	**(2,368)**	**3.78**	(86,350)	9.00	(1,000)	9.00
Exercised	**(90,118)**	**3.34**	(131,981)	7.01	(42,589)	3.35
Outstanding at end of period	**2,000,027**	**$ 7.91**	2,067,513	$7.63	2,285,844	$7.65
Options exercisable at year-end	**1,559,848**		1,375,895		1,393,094	

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of shares outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares exercisable at period end	Weighted average exercise price
$ 3.3262– 4.5165	**412,854**	**3.7**	**$ 3.91**	**412,854**	**$ 3.91**
6.6419– 9.0000	**1,562,173**	**6.0**	**8.87**	**1,134,494**	**8.82**
14.0000–14.0000	**25,000**	**9.0**	**14.00**	**12,500**	**14.00**
$ 3.3262–14.0000	**2,000,027**	**5.6**	**$ 7.91**	**1,559,848**	**$ 7.56**

The Company applies APB Opinion No. 25 in accounting for the Plans. The table in Note 1 illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2002	2001	2000
Weighted average fair value of options granted during year	**$3.19**	$ —	$1.19

The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option-pricing model that takes into account the following factors as of the grant dates: the exercise price and expected life of the option, the market price of the underlying stock at the grant date and its expected volatility, and the risk-free interest rate for the expected term of the option. In deriving the fair value of a stock option, the stock price at the grant date is reduced by the value of the dividends to be paid during the life of the option. The following assumptions were used for grants in 2002 and 2000: dividend yield of 2.50%; an expected volatility of 25%, and a risk-free interest rate of 4.44% for 2002, and 6.20% for 2000. There were no options granted in 2001.

(12) PREFERRED CAPITAL SECURITIES

In November 2001, the Company issued $25.0 million of Company-obligated mandatorily redeemable preferred capital securities through special purpose business trusts. Of the $25.0 million of preferred capital securities sold, $12.5 million have a floating rate of interest, which resets semi-annually, equal to 6-month LIBOR plus 3.75%. The floating rate, however, may not exceed 11.0% for the first five years. The remaining $12.5 million of preferred capital securities have a fixed interest rate of 9.95%. Distributions on the preferred capital securities are payable semi-annually. The stated maturity of the preferred capital securities is December 8, 2031, with early redemption permitted on any June 8 or December 8 on or after December 8, 2006, at par.

(13) COMMITMENTS AND CONTINGENCIES

Commitments

Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit

The Company, in the normal course of conducting its business, extends credit to meet the financing needs of its customers through commitments and letters of credit.

The following commitments and contingent liabilities existed at December 31, which are not reflected in the accompanying consolidated financial statements (in thousands):

	2002	2001
Origination of mortgage loans:		
Fixed rate	**$67,460**	$70,946
Variable rate	**44,878**	29,602
Purchase of mortgage loans—variable rate	**693**	3,193
Undisbursed home equity credit lines	**65,537**	56,540
Undisbursed construction credit lines	**62,137**	65,129
Undisbursed commercial lines of credit	**12,178**	9,480
Participations in Thrift Institutions Community Investment Corp. of NJ	**500**	500
Standby letters of credit	**1,868**	2,253

These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the borrower.

The Company grants one-to-four family first mortgage real estate loans, multi-family, construction loans, and nonresidential first mortgage real estate loans to borrowers throughout New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control; the Company is therefore subject to risk of loss. The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for virtually all loans.

Lease Obligations

At December 31, 2002, the Company was obligated under noncancellable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $509,000, $502,000 and $523,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The projected minimum rental commitments as of December 31, 2002, are as follows (in thousands):

2003	$ 470
2004	449
2005	349
2006	311
2007	281
Thereafter	468
	$2,328

Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Stockholder Rights Agreement

On December 19, 2001, the Company adopted a Stockholder Rights Agreement ("Rights Agreement") and declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock. The dividend was payable on January 1, 2002, to stockholders of record on that date. Each Right, initially, is not exercisable and transfers only with the Company's common stock. Upon

the public announcement that a person or group of persons has acquired or intends to acquire 12% or more of the Company's common stock, the Rights become exercisable, entitling holders to purchase one one-hundredth interest in a share of Series A Junior Participating Preferred Stock of the Company, at an exercise price of $37.00. The Rights are scheduled to expire on January 1, 2012 and may be redeemed by the Company at a price of $0.01 per Right.

(14) RECENT ACCOUNTING PRONOUNCEMENTS

In December, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment to FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company elected to remain on its historic accounting method related to stock-based awards. The Company has provided the expanded disclosures required by SFAS No. 148 in the December 31, 2002 consolidated financial statements. The interim reporting requirements of SFAS No. 148 are effective for interim periods beginning after December 31, 2002.

In October, 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions—an Amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.

SFAS No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of SFAS No. 147 are effective October 1, 2002. The Company has previously purchased deposits of another financial institution and recorded a core deposit intangible. This Statement will have no effect on the accounting or amortization of the recorded intangible asset.

In July, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The initial adoption of this Statement is not expected to have a significant impact on the Company's financial statements.

In April, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement, among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt." Under SFAS No. 4, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material. Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. Upon adoption, companies must reclassify prior period amounts previously classified as an extraordinary item. Management does not anticipate that the initial adoption of SFAS No. 145 will have a significant impact on the Company's consolidated financial statements.

In October, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's consolidated financial statements.

In August, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

In July, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be

amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and periodically reviewed for impairment. The Company adopted the provisions of SFAS No. 142 on January 1, 2002. The Company currently has no recorded goodwill and the adoption of SFAS No. 142 did not significantly impact the Company's accounting for currently recorded intangible assets, primarily core deposit intangibles. At December 31, 2002, the Company had gross core deposit intangibles totaling $12.6 million with accumulated amortization of $8.0 million.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents

For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

Federal Home Loan Bank of NY Stock

Federal Home Loan Bank of NY stock was valued at cost.

Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Loans Receivable, Net

Fair values were estimated for portfolios of performing and non-performing loans with similar financial characteristics. For certain analogous categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

Deposits

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2002 and 2001. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rate currently offered for deposits of similar remaining maturities.

Borrowings

For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value. For long-term borrowings, the fair value was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

Off-Balance Sheet Instruments

For commitments to extend credit and letters of credit, the fair value would approximate fees currently charged to enter into similar agreements.

The estimated fair values of the Company's financial instruments at December 31, were as follows (in thousands):

	2002		2001	
	Book value	Fair value	Book value	Fair value
Financial Assets:				
Cash and cash equivalents	$ 65,945	$ 65,945	$ 53,875	$ 53,875
FHLB-NY stock	20,835	20,835	20,541	20,541
Investment securities available for sale	114,219	114,219	107,988	107,988
Mortgage-backed securities available for sale	790,562	790,562	642,716	642,716
Loans receivable, net	1,201,210	1,221,249	1,242,779	1,249,043
Financial Liabilities:				
Deposits	1,387,986	1,402,892	1,315,264	1,323,208
Borrowed funds	596,663	600,583	545,814	561,551
Off-Balance Sheet Instruments:				
Loan commitments	—	621	—	651
Standby letters of credit	—	19	—	23

Limitations

The foregoing fair value estimates were made at December 31, 2002 and 2001, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Company's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments at December 31, 2002 and 2001, no attempt was made to estimate the value of anticipated future business or the value of non-financial assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Company's retail branch delivery system, its existing core deposit base, premises and

equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

(16) CONDENSED FINANCIAL STATEMENTS—PARENT COMPANY

The condensed financial statements of First Sentinel Bancorp (parent company only) are presented below:

Condensed Statements of Financial Condition

December 31,	2002	2001
(In thousands)		
Assets		
Cash	**$ 2,168**	$ 16,920
Due from subsidiaries	**1,013**	2,734
ESOP loan receivable	**11,091**	11,745
Investment in subsidiaries	**206,213**	199,086
Investment securities available for sale	**24,616**	24,553
Other assets	**1,999**	1,112
Total assets	**$247,100**	$256,150
Liabilities and Stockholders' Equity		
Junior subordinated deferrable interest debentures	**$ 25,774**	$ 25,774
Other liabilities	**126**	249
Stockholders' equity	**221,200**	230,127
Total liabilities and stockholders' equity	**$247,100**	$256,150

Condensed Statements of Income

Year Ended December 31,	2002	2001	2000
(In thousands)			
Income			
Dividends from subsidiary	**$30,000**	$20,000	$ 37,000
Interest and dividends on securities	**1,427**	1,628	2,007
Net gain (loss) on sales of securities	**29**	(118)	86
Total income	**31,456**	21,510	39,093
Expense			
Other expense	**2,689**	1,030	703
Total expense	**2,689**	1,030	703
Income before taxes	**28,767**	20,480	38,390
Income taxes	**194**	1,474	878
Income before equity in undistributed income of subsidiaries	**28,573**	19,006	37,512
(Dividends in excess of earnings) equity in undistributed income of subsidiaries	**(2,500)**	6,305	(14,544)
Net income	**$26,073**	$25,311	$ 22,968

Condensed Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
(In thousands)			
Operating activities			
Net income	**$ 26,073**	$ 25,311	$ 22,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Dividends in excess of earnings (increase in undistributed income) of subsidiaries	**2,500**	(6,305)	14,544
Net (gains) losses on sales of investment securities available for sale	**(29)**	118	(86)
(Increase) decrease in other assets	**(887)**	92	1,012
(Decrease) increase in other liabilities	**(1,385)**	(907)	75
ESOP expense	**1,380**	1,227	932
Amortization of RRP	**878**	878	1,079
Net cash provided by operating activities	**28,530**	20,414	40,524
Investing activities			
Purchase of investment securities	**(11,502)**	(15,688)	(7,814)
Proceeds from sales and maturities of investment securities available for sale	**12,536**	16,045	6,657
Decrease (increase) in Due from subsidiaries	**1,721**	869	(1,303)
Net cash provided by (used in) investing activities	**2,755**	1,226	(2,460)
Financing activities			
Cash dividends paid	**(10,313)**	(9,147)	(13,844)
Stock options exercised	**304**	926	143
Net proceeds from issuance of junior subordinated deferrable interest debentures	**—**	24,171	—
Purchase of treasury stock	**(35,755)**	(22,227)	(48,646)
Purchase and retirement of common stock	**(273)**	(110)	(279)
Net cash used in financing activities	**(46,037)**	(6,387)	(62,626)
Net (decrease) increase in cash	**(14,752)**	15,253	(24,562)
Cash at beginning of the year	**16,920**	1,667	26,229
Cash at end of year	**$ 2,168**	$ 16,920	$ 1,667

(17) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains quarterly financial data for the years ended December 31, 2002 and 2001 (dollars in thousands, except per share data):

Year Ended December 31, 2002	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	**$31,116**	**$32,732**	**$32,086**	**$30,068**
Interest expense	**16,083**	**15,868**	**15,611**	**14,859**
Net interest income	**15,033**	**16,864**	**16,475**	**15,209**
Provision for loan losses	**100**	**1,105**	**105**	**—**
Net interest income after provision for loan losses	**14,933**	**15,759**	**16,370**	**15,209**
Non-interest income	**1,950**	**(125)**	**2,837**	**1,881**
Non-interest expense	**7,038**	**7,328**	**7,459**	**7,434**
Income before income tax expense	**9,845**	**8,306**	**11,748**	**9,656**
Income tax expense	**3,244**	**2,746**	**4,270**	**3,222**
Net income	**$ 6,601**	**$ 5,560**	**$ 7,478**	**$ 6,434**
Basic earnings per share	**$0.22**	**$0.19**	**$0.26**	**$0.23**
Diluted earnings per share	**$0.22**	**$0.19**	**$0.26**	**$0.23**

Year Ended December 31, 2001	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$34,270	$33,302	$33,320	$32,693
Interest expense	19,825	18,482	18,758	17,619
Net interest income	14,445	14,820	14,562	15,074
Provision for loan losses	200	150	150	150
Net interest income after provision for loan losses	14,245	14,670	14,412	14,924
Non-interest income	1,003	1,021	1,379	1,052
Non-interest expense	6,540	6,509	6,267	6,618
Income before income tax expense	8,708	9,182	9,524	9,358
Income tax expense	2,792	2,956	2,955	2,758
Net income	$ 5,916	$ 6,226	$ 6,569	$ 6,600
Basic earnings per share	$0.19	$0.20	$0.22	$0.22
Diluted earnings per share	$0.19	$0.20	$0.21	$0.22

Independent Auditors' Report

The Board of Directors and Stockholders
First Sentinel Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Sentinel Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Sentinel Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
January 20, 2003

Shareholder Information

Dividend Reinvestment Plan

First Sentinel offers its shareholders a convenient plan to increase their investment in the Company. Shareholders can elect to have their quarterly cash dividends automatically reinvested in additional shares of common stock at market price without any commissions or service charges. Shareholders also can elect to have their cash dividends automatically deposited in an account at First Savings Bank. Shareholders may request information about the plan and an enrollment card by contacting the Company's executive offices at 877-636-BANK.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948
www.rtco.com

Market Makers

Friedman, Billings, Ramsey & Co., Inc.
1001 Nineteenth Street North
Arlington, VA 22209-1722

Janney Montgomery Scott, LLC
1801 Market Street
Philadelphia, PA 19103

Lehman Brothers Inc.
790 Seventh Avenue
New York, NY 10019

Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022

Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Counsel

Wilentz Goldman & Spitzer
90 Woodbridge Center Drive
Woodbridge, NJ 07095

Thacher Proffitt & Wood
11 West 42nd Street
New York, NY 10036

Investor Relations

Ann C. Clancy, Senior Vice President
First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, NJ 07095
732-726-9700

Annual Meeting

First Sentinel's Annual Meeting of Shareholders will be held on Monday, April 28, 2003, at 10:00 a.m. at the Sheraton at Woodbridge Place, 515 Route 1 South, Iselin, New Jersey.

10-K Availability

Copies of First Sentinel's Form 10-K for the year ended December 31, 2002, are available free-of-charge to shareholders upon written request to First Sentinel Bancorp, Inc., 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095; Attention: Bonnie Petz. The 10-K is also available on the Company's website at www.firstsentinelbancorp.com.

Contacts

Persons seeking general or financial information about First Sentinel should contact Investor Relations at 732-726-9700, ext. 5514 or visit the Company's website at www.firstsentinelbancorp.com. Shareholders seeking information regarding stock records, changing the name, address or ownership of stock or reporting lost certificates, should contact the Company's transfer agent, Registrar and Transfer Company, at 800-368-5948 or visit their website at www.rtco.com to complete forms online.

Market Information for Common Stock

First Sentinel Bancorp, Inc. common stock trades on the Nasdaq Stock Market under the symbol "FSLA." Newspaper financial sections list the stock as FSLA or FSentBc. At December 31, 2002, there were 2,630 holders of record of First Sentinel's common stock. The following table sets forth the high and low bid prices per share of the Company's common stock, as reported on the Nasdaq National Market.

	2002			2001		
	High	Low	Dividends paid	High	Low	Dividends paid
Fourth quarter	**$14.96**	**$12.71**	**$.095**	$13.20	$10.95	$.075
Third quarter	**14.67**	**12.90**	**.095**	13.40	11.65	.075
Second quarter	**15.58**	**13.04**	**.095**	13.60	10.44	.075
First quarter	**13.55**	**12.05**	**.075**	11.50	9.88	.075

Directors and Officers

FIRST SENTINEL BANCORP, INC.
BOARD OF DIRECTORS

Philip T. Ruegger, Jr.
Chairman of the Board
Investor

Joseph Chadwick
President, Thomas and Chadwick/Riverside Supply Company

George T. Hornyak, Jr.
Former President, Pulse Bancorp

Christopher Martin
President and Chief Executive Officer
First Sentinel Bancorp

Keith H. McLaughlin
Retired President and Chief Executive Officer
Raritan Bay Medical Center

John P. Mulkerin
Retired President and Chief Executive Officer
First Sentinel Bancorp

Jeffries Shein
Principal, JGT Management Co., LLC

Walter K. Timpson
Owner, Walter K. Timpson Co., real estate & appraisal firm

All directors of First Sentinel Bancorp serve as directors of First Savings Bank.

EXECUTIVE OFFICERS

Christopher Martin
President and Chief Executive Officer

Thomas M. Lyons
Senior Vice President and Chief Financial Officer

Ann C. Clancy
Senior Vice President and Corporate Secretary

FIRST SAVINGS BANK
PRINCIPAL OFFICERS

Executive Officers

Christopher Martin
President and Chief Executive Officer

Richard Spengler
Executive Vice President and Chief Lending Officer

John F. Cerulo, Jr.
Senior Vice President—Retail Banking

Ann C. Clancy
Senior Vice President, General Counsel and
Corporate Secretary

Maryanne Guenther
Senior Vice President—Marketing

Thomas M. Lyons
Senior Vice President and Chief Financial Officer

Karen I. Martino
Senior Vice President—Auditor

Richard St. George
Senior Vice President—Information Technology

Vice Presidents

Joanne L. Barbara
Warren Buehler
George Campbell
Alexander Chiarella
Richard deGroot
Joan C. Deyak
Catherine D. Franzoni
Barbara Gallop
John J. Harvey
Thomas B. Konopacki
Mary Marley-Reidy
Patricia A. Parente
Robert G. Russell, Jr.
Stephanie Szatkowski
Yvonne Taylor

Assistant Vice Presidents

Glenn Brooks
Patricia Evans
Monte Hoagland
Ellen Jorgensen
Marianne Pugliese

Assistant Secretaries

Donna Acosta
Nicole Agopian
Ingrid Andrade
Susan Eberle
Ana Ferreira
Denise Figueroa
Wanda Ghigliotty
Carol Hill
Roxanne Keegan
Karen LaSala
Kenia Lopez
Mary Ann Lovas
Joseph Maguire
Mary Ann Minter
Maria Nasser
Renee Parsons
Charlotte Puerari
Angeline Shapinski

First Sentinel

23 OFFICES THROUGHOUT CENTRAL NEW JERSEY

Locations

East Brunswick
213 Summerhill Road

Edison
980 Amboy Avenue
2100 Oak Tree Road

Fanwood
206 South Avenue

Fords
33 Lafayette Road

Hazlet
3044 Highway 35

Highland Park
301 Raritan Avenue

Hopelawn
101 New Brunswick Avenue

Iselin
1220 Green Street

Lawrenceville
1225 Brunswick Avenue

Metuchen
599 Middlesex Avenue

Middletown
1580 Route 35 South

Milltown
97 North Main Street

Monroe Township
225 Prospect Plains
371 Spotswood-Englishtown Road

Old Bridge
3117 Route 9

Perth Amboy
339 State Street

Piscataway
100 Stelton Road

Somerset
780 Easton Avenue

South Amboy
600 Washington Avenue

South River
6 Jackson Street

Woodbridge
325 Amboy Avenue
1000 Woodbridge Center Drive



UNION
SOMERSET
MIDDLESEX
MONMOUTH
MERCER

Internet
www.firstsavings.com
www.firstsentinelbancorp.com

Executive Offices
1000 Woodbridge Center Drive
Woodbridge

Loan-by-Phone
800-218-4266

Bank-by-Phone
732-726-9700

24-Hour Rate Information
877-636-BANK

Deposits FDIC insured

Equal Housing Lender



24-hour banking at all locations

First Sentinel

First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, NJ 07095
732-726-9700
www.firstsentinelbancorp.com